Exhibit 99.3

Audited Financial Statements

Under US GAAP

GIGAMEDIA LIMITED

CONSOLIDATED FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2011 AND 2012 AND

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

GHP Horwath, P.C. Member Crowe Horwath International 1670 Broadway, Suite 3000 Denver, Colorado 80202 +1 303.831.5000 +1 303.831.5032 Fax www.GHPHorwath.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

GigaMedia Limited

We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income (loss), comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2012. We also have audited the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GigaMedia Limited and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the COSO.

/s/ GHP HORWATH, P.C.

April 30, 2013

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2011 AND 2012

(in thousands)

	December 31
	2011	2012
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 11)	$63,997	$62,731
Marketable securities - current (Note 12)	42,347	17,773
Accounts receivable - net (Note 13)	6,451	2,829
Prepaid expenses	1,574	801
Restricted cash (Note 17)	3,000	—
Other current assets (Notes 14 and 25)	1,551	1,001

Total Current Assets	118,920	85,135

Marketable securities - noncurrent (Note 15)	7,084	4,292

Investments (Note 16)	8,315	5,223

PROPERTY, PLANT AND EQUIPMENT
Land and buildings	1,237	1,243
Information and communication equipment	7,651	3,986
Office furniture and fixtures	928	295
Leasehold improvements	1,781	455
Other	336	28

	11,933	6,007
Less: Accumulated depreciation	(7,645)	(4,058)

	4,288	1,949

GOODWILL (Note 7)	28,437	16,934

INTANGIBLE ASSETS - NET (Note 8)	15,534	15,675

OTHER ASSETS
Refundable deposits	1,777	392
Prepaid licensing and royalty fees (Notes 9 and 27)	7,103	8,644
Other (Note 6)	248	2,150

Total Other Assets	9,128	11,186

TOTAL ASSETS	$191,706	$140,394

(Continued)

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS—(Continued)

DECEMBER 31, 2011 AND 2012

(in thousands)

	December 31
	2011	2012
LIABILITIES & EQUITY

CURRENT LIABILITIES
Accounts payable	$1,831	$324
Accrued compensation	2,100	1,233
Accrued expenses (Note 18)	10,634	5,182
Short-term borrowings (Notes 17 and 26)	11,774	7,748
Other current liabilities (Note 19)	9,319	7,160

Total Current Liabilities	35,658	21,647

OTHER LIABILITIES
Accrued pension liabilities (Note 20)	171	281
Other (Notes 21 and 25)	1,015	573

Total Other Liabilities	1,186	854

Total Liabilities	36,844	22,501

COMMITMENTS AND CONTINGENCIES (Note 27)	—	—

SUBSIDIARY PREFERRED SHARES (Note 22)
Par value $1, redeemable; convertible; issued and outstanding 2,018 thousand shares on December 31, 2011	1,786	—

EQUITY (Note 23)
GigaMedia Shareholders’ Equity:
Common shares, no par value, and additional paid-in capital; issued and outstanding 50,720 thousand shares on December 31, 2011 and 2012	304,672	304,851
Accumulated deficit	(162,951)	(178,241)
Accumulated other comprehensive (loss) income	14,351	(8,379)

Total GigaMedia shareholders’ equity	156,072	118,231

Noncontrolling interest	(2,996)	(338)

Total Equity	153,076	117,893

TOTAL LIABILITIES AND EQUITY	$191,706	$140,394

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in thousands except for earnings per share amounts)

	2010	2011	2012
OPERATING REVENUES
Gaming software and service revenues	$25,820	$—	$—
Asian online game and service revenues	38,862	34,367	27,470

Total	64,682	34,367	27,470

OPERATING COSTS
Cost of gaming software and service revenues	(4,010)	—	—
Cost of Asian online game and service revenues	(17,103)	(14,413)	(11,388)

	(21,113)	(14,413)	(11,388)

GROSS PROFIT	43,569	19,954	16,082

OPERATING EXPENSES
Product development and engineering expenses	(7,301)	(1,956)	(1,471)
Selling and marketing expenses	(21,589)	(10,079)	(8,377)
General and administrative expenses	(31,780)	(18,101)	(13,384)
Bad debt expense (Notes 13 and 14)	(1,639)	(1,820)	(169)
Impairment loss on property, plant and equipment	(278)	—	—
Impairment loss on goodwill (Notes 7 and 10)	(2,255)	(5,097)	(12,489)
Impairment loss on intangible assets (Note 10)	(1,330)	(2,583)	(15)
Impairment loss on prepaid licensing and royalty fees (Notes 9 and 10)	(870)	(247)	(702)
Impairment loss on deconsolidation of T2CN (Note 5)	(22,234)	—	—
Other	(1,989)	—	(49)

	(91,265)	(39,883)	(36,656)

LOSS FROM OPERATIONS	(47,696)	(19,929)	(20,574)

NON-OPERATING INCOME (EXPENSES)
Interest income	956	762	283
Gain on sales of marketable securities (Notes 12 and 15)	—	6,299	5,665
Interest expense	(370)	(426)	(247)
Foreign exchange gain (loss)	(606)	(365)	434
Loss on disposal of property, plant and equipment	(125)	(49)	(208)
Gain (loss) on equity method investments—net (Note 16)	(20,770)	(47,869)	234
Gain on sale of T2CN (Note 5)	—	4,739	—
Impairment loss on marketable securities and investments (Note 10)	(4,677)	(13,327)	(1,193)
Gain on deconsolidation and sale of the gaming software and service business (Note 6)	79,140	—	2,480
Recovery of loss on termination of third-party contract (Notes 4 and 10)	—	2,012	—
Gain on fair value changes of warrant derivative (Note 10)	2,595	—	—
Other	221	518	201

	56,364	(47,706)	7,649

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	8,668	(67,635)	(12,925)
INCOME TAX (EXPENSE) BENEFIT (Note 25)	(7,260)	245	(671)

INCOME (LOSS) FROM CONTINUING OPERATIONS	1,408	(67,390)	(13,596)
LOSS FROM DISCONTINUED OPERATIONS—NET OF TAX (Note 6)	(128)	(4,188)	(2,521)

NET INCOME (LOSS)	1,280	(71,578)	(16,117)
LESS: NET LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTEREST AND SUBSIDIARY PREFERRED SHARES	1,370	366	827

NET INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA	$2,650	($71,212)	($15,290)

NET INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA:
Income (loss) from continuing operations—net of tax	$2,778	($67,024)	($12,769)
Loss from discontinued operations—net of tax	(128)	(4,188)	(2,521)

	$2,650	($71,212)	($15,290)

EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic:
Income (loss) from continuing operations	$0.05	($1.23)	($0.25)
Loss from discontinued operations	—	(0.08)	(0.05)

Net income (loss)	$0.05	($1.31)	($0.30)

Diluted:
Income (loss) from continuing operations	$0.04	($1.23)	($0.25)
Loss from discontinued operations	—	(0.08)	(0.05)

Net income (loss)	$0.04	($1.31)	($0.30)

WEIGHTED AVERAGE SHARES USED TO COMPUTE EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO GIGAMEDIA (Note 2)
Basic	55,834	54,268	50,720

Diluted	59,291	54,268	50,720

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS DECEMBER 31, 2010, 2011 AND 2012

(in thousands)

	2010	2011	2012
NET INCOME (LOSS)	$1,280	($71,578)	($16,117)

OTHER COMPREHENSIVE INCOME—NET OF TAX:
Unrealized gain (loss) on marketable securities	21,789	16,167	(24,004)
Defined benefit pension plan adjustment	31	69	(323)
Foreign currency translation adjustments	4,756	(1,813)	1,814
Deconsolidation of subsidiaries	(1,311)	—	2,799

	25,265	14,423	(19,714)

COMPREHENSIVE INCOME (LOSS)	26,545	(57,155)	(35,831)
COMPREHENSIVE (INCOME) LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTEREST AND SUBSIDIARY PREFERRED SHARES	1,278	366	(2,189)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO GIGAMEDIA	$27,823	($56,789)	($38,020)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in thousands, except per share amounts)

	GIGAMEDIA SHAREHOLDERS
	Common shares and additional paid-in capital		Accumulated deficit (Note 23)	Accumulated other comprehensive income (loss)	Noncontrolling interest	Total
	Shares	Amount
Balance as of January 1, 2010	54,995	$304,379	($94,389)	($25,245)	$ 1,615	$186,360
Issuance of common shares from exercise of stock options and RSUs	402	174	—	—	—	174
Stock-based compensation	—	2,961	—	—	53	3,014
Acquisition of IAHGames (Note 4)	866	2,192	—	—	1,192	3,384
Acquisition of UIM (Note 3)	—	178	—	—	(578)	(400)
Deconsolidation of T2CN (Note 5)	—	(552)	—	—	(3,276)	(3,828)
Cumulative dividend to subsidiary preferred shares (Note 22)	—	—	—	—	(148)	(148)
Net income	—	—	2,650	—	(1,370)	1,280
Components of other comprehensive income (loss):
Change in unrealized gain (loss) on marketable securities	—	—	—	21,789	—	21,789
Defined benefit pension plan adjustment	—	—	—	31	—	31
Foreign currency translation adjustments	—	—	—	4,744	12	4,756
Deconsolidation of T2CN (Note 5)	—	—	—	(1,391)	80	(1,311)

Total comprehensive income	—	—	—	—	—	26,545

Balance as of December 31, 2010	56,263	309,332	(91,739)	(72)	(2,420)	215,101
Issuance of common shares from exercise of stock options and RSUs	79	—	—	—	—	—
Stock-based compensation	—	1,165	—	—	—	1,165
Acquisition of OneNet	—	—	—	—	111	111
Share repurchase and retirement of common shares (Note 23)	(5,622)	(5,825)	—	—	—	(5,825)
Cumulative dividend to subsidiary preferred shares (Note 22)	—	—	—	—	(321)	(321)
Net loss	—	—	(71,212)	—	(366)	(71,578)
Components of other comprehensive income (loss):
Change in unrealized gain (loss) on marketable securities	—	—	—	16,167	—	16,167
Defined benefit pension plan adjustment	—	—	—	69	—	69
Foreign currency translation adjustments	—	—	—	(1,813)	—	(1,813)

Total comprehensive loss	—	—	—	—	—	(57,155)

Balance as of December 31, 2011	50,720	304,672	(162,951)	14,351	(2,996)	153,076
Stock-based compensation	—	179	—	—	—	179
Reversal of cumulative dividend to subsidiary preferred shares (Note 22)	—	—	—	—	469	469
Net loss	—	—	(15,290)	—	(827)	(16,117)
Components of other comprehensive income (loss):
Change in unrealized gain (loss) on marketable securities	—	—	—	(24,004)	—	(24,004)
Defined benefit pension plan adjustment	—	—	—	(323)	—	(323)
Foreign currency translation adjustments	—	—	—	1,814	—	1,814
Deconsolidation of IAHGames (Note 6)	—	—	—	(217)	3,016	2,799

Total comprehensive loss	—	—	—	—	—	(35,831)

Balance as of December 31, 2012	50,720	$304,851	($178,241)	($8,379)	($ 338)	$117,893

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in thousands)

	2010	2011	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,280	($71,578)	($16,117)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	2,092	2,080	1,224
Amortization	2,779	2,314	2,204
Stock-based compensation	3,014	1,165	179
Gain on deconsolidation and sale of gaming software and service business	(79,140)	—	(2,480)
Impairment loss on property, plant and equipment	278	—	—
Impairment loss on goodwill	2,255	5,097	12,489
Impairment loss on intangible assets	1,330	2,583	15
Impairment loss on prepaid licensing and royalty fees	870	247	702
Provision for bad debt expenses	1,639	1,820	169
Loss on disposal of property, plant and equipment	125	49	208
Gain on sales of marketable securities	—	(6,299)	(5,665)
Gain on sale of T2CN	—	(4,739)	—
Loss (gain) on equity method investments	20,770	47,869	(234)
Impairment loss on marketable securities and investments	4,677	13,327	1,193
Impairment loss on deconsolidation of T2CN	22,234	—	—
Gain on cancellation of warrant liabilities	—	(665)	—
Gain on fair value changes of warrant derivative	(2,595)	—	—
Other	(125)	200	377
Net changes in operating assets and liabilities, net of business acquisitions and divestitures:
Accounts receivable	3,263	(153)	1,537
Prepaid expenses	(2,992)	871	755
Other current assets	2,215	865	(174)
Accounts payable	1,867	(336)	(515)
Accrued expenses	3,519	(452)	(59)
Accrued compensation	1,667	(2,139)	(831)
Player account balances	229	—	—
Other current liabilities	4,568	(1,334)	(467)
Accrued pension liabilities	(39)	128	110
Prepaid licensing and royalty fees	(3,855)	(3,007)	(2,397)
Other	(847)	(361)	454

Net cash used in operating activities	(8,922)	(12,448)	(7,323)

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in restricted cash	(4,068)	2,000	3,694
Cash dividends received from equity method investees	945	1,907	—
Proceeds from disposal of marketable securities	—	9,899	8,610
Divestiture of business, net of cash transferred	—	4,739	(1,308)
Purchase of property, plant and equipment	(3,784)	(768)	(429)
Proceeds from disposal of property, plant and equipment	119	117	76
Proceeds from disposal of businesses, net of transaction costs	85,669	—	1,735
Purchase of marketable securities	(1,500)	—	—
Purchase of investments	(5,261)	—	—
Purchase of intangible assets	(2,317)	(1,274)	(1,679)
Acquisitions, net of cash acquired	(5,831)	11	—
Advances to equity investees	(13,804)	(5,243)	—
Decrease (increase) in refundable deposits	(146)	185	428
Other	—	(22)	(10)

Net cash provided by investing activities	50,022	11,551	11,117

(Continued)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in thousands)

	2010	2011	2012
CASH FLOWS FROM FINANCING ACTIVITIES:
Net repayment of short-term borrowings	(12,543)	(400)	(4,348)
Repurchase and retirement of common shares	—	(5,825)	—
Cash received from the exercise of stock options	174	—	—
Other	5	—	—

Net cash used in financing activities	(12,364)	(6,225)	(4,348)

Exchange difference	(410)	130	(712)

Deconsolidation of T2CN	(12,903)	—	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,423	(6,992)	(1,266)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	55,566	70,989	63,997

CASH AND CASH EQUIVALENTS AT END OF YEAR	$70,989	$63,997	$62,731

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$313	$436	$248

Income tax paid during the year	$3,799	$783	$121

NON-CASH FINANCING AND INVESTING ACTIVITIES:
Change in unrealized holding gain (loss) on available-for-sale securities	$21,789	$16,167	($24,004)

Issuance of common shares for acquisition	$2,192	$—	$—

Transfer of marketable securities from current to non-current	$—	$42,347	$—

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 1.	BUSINESS OVERVIEW, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Business Overview

GigaMedia Limited (referred to hereinafter as GigaMedia, our Company, we, us, or our) is a provider of online entertainment software and services, with headquarters in Taipei, Taiwan. In the second half year of 2012, we also began developing the business of providing cloud computing services, which launched in March 2013.

Through July 31, 2012, we conducted our online entertainment business in two business segments: the gaming software and service business, which develops and licenses software for online real-money gaming solutions and applications; and the Asian online game and service business, which develops a wide range of online games for the Asian and worldwide market.

In April 2010, we sold a 60 percent interest in our online gaming software and service business to Mangas Gaming S.A.S., a French Corporation, now renamed as BetClic Everest Group (“BEG”). Our retained non-controlling interest in the online gaming software and service business was sold to BEG in July 2012. (See Note 6, “Divestitures”, for additional information.)

Our gaming software and service business developed and licensed online poker and casino gaming software solutions and application services, primarily targeting continental European markets. Prior to our disposal of the remaining ownership, through our equity investment, the gaming software and service business offered software solutions for online gaming, which was licensed under a software license and support service contract.

Our Asian online game and service business operates a suite of play-for-fun online games and provides related services, mainly targeting online game players across Asia, including Greater China and Southeast Asia.

We began developing a new cloud computing business in the second half of 2012. The cloud business aims at providing an integrated platform of services and tools for small-to-medium enterprises in Greater China to increase flexibility, efficiency and competitiveness. The business launched in late March 2013.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(b) Basis of Presentation

The gaming software and service business does not qualify as a component that may be reported as discontinued operations due to our significant continuing involvement in the component after the initial disposal of our 60 percent interest in 2010. After the sale transaction was completed in April 2010, we deconsolidated the results of the gaming software and service business and began accounting for the remaining interest under the equity method of accounting until the closing of the disposal transaction in July 2012 when we sold our remaining ownership. (See Note 6, “Divestitures”, for additional information.)

Discontinued Operations

In June 2012, our board of directors approved a plan to liquidate and dissolve JIDI Network Technology (Shanghai) Co., Ltd. (“JIDI”), a wholly-owned subsidiary, and Shanghai JIDI Network Technology Co., Ltd. (“Shanghai JIDI”), a variable-interest entity controlled through a series of contractual arrangements. Therefore the results of these entities are reported as discontinued operations for all periods presented. (See Note 6, “Divestitures”, for additional information.)

Principles of Consolidation

The Consolidated Financial Statements include the accounts of GigaMedia and our wholly-owned, majority-owned and majority-controlled subsidiaries after elimination of all inter-company accounts and transactions. In addition, the accounts of our Company’s variable-interest entities (“VIE”), as defined by the Financial Accounting Standards Board (“FASB”), are included in the Consolidated Financial Statements. (See Note 3, “Variable-Interest Entities”, for additional information.) The accounting policies for other less than majority-owned investments are described in Note 1 below within the paragraphs headed “Marketable Securities” and “Investments”.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Foreign Currency Translation

The Consolidated Financial Statements of our Company and our subsidiaries have been reported in U.S. dollars. Assets and liabilities denominated in non-U.S. currency are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income within equity. Gains and losses on foreign currency transactions are included in other income and expenses. Cumulative translation adjustments as of December 31, 2010, 2011 and 2012 were $(22.6) million, $(24.4) million, and $(22.8) million, respectively.

(c) Summary of significant accounting policies

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition

General

Our Company recognizes revenues when persuasive evidence of an arrangement exists, delivery occurs or services are rendered, the sales price is fixed or determinable and collectability is reasonably assured.

We present the sales taxes assessed by governmental authorities on our revenue transactions on a net basis in our Consolidated Financial Statements.

Multiple-Element Arrangements

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Our Company enters into multiple-element revenue arrangements, which may include any combination of services, software, and/or products. To the extent that a deliverable in a multiple-element arrangement is subject to specific accounting guidance, whether and/or how to separate multiple deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation) for that deliverable is accounted for in accordance with such specific guidance.

In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenue.

Asian Online Game and Service Revenues

Asian online game and service revenues are related to our Asian online game and service business that operates play-for-fun games online to players across Asia.

Online game revenues are earned through the sale of online game points, prepaid cards, game packs, through the sublicensing of certain games to distributors and through licensing fee revenues. Virtual online game points are sold to distributors or end-users who can make the payments through credit cards, Internet ATMs or telecommunication service operators. Physical prepaid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of physical cards and game packs, net of sales discounts, and online game points are deferred when received and revenue is recognized upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and can no longer be used to access the online games or products in accordance with our published game points expiration policy. Sublicensing revenues from the distributors are recognized based on end-users’ activation to the game system and when the performance obligations have been completed. Licensing fee revenues are recognized when the delivery of licensed products has occurred and the fee is fixed or determinable.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

We report sales of virtual online game points and licensing fee revenues on a gross basis. In the sales of virtual online game points and game licenses, we act as principal and we have latitude in establishing price. Fixed percentage fees retained by service providers for payment processing related to our online game services are recognized as cost of online game revenues. We report sublicensing revenues on a net basis. In the sublicense agreements, we act as agent and the distributors are responsible for the operating and the marketing.

Online game and service revenues also include revenues derived from online advertising arrangements, sponsorship arrangements, or a combination of both. These service arrangements allow advertisers to place advertisements on particular areas of our Company’s websites and online game platforms over a stated period of time. Service revenues from online advertising arrangements are recognized ratably over the displayed period of the contract when the collectability is reasonably assured.

Gaming Software and Service Revenues

Prior to our sale of a majority interest in the online gaming software and service business in April 2010, gaming software and service revenues were related to software products we developed and licensed and support services we provided for online real-money gaming solutions and applications.

Deferred Revenues

Deferred revenues are included in other current liabilities, and consist of the prepaid income related to our Asian online game and service business.

Operating Costs

Operating costs primarily consist of processing costs, online game royalties, bandwidth, production costs for prepaid game cards and game packs, amortization of intangible assets, customer service department costs, depreciation, maintenance and other overhead expenses directly attributable to our online games.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Prepaid Licensing and Royalty Fees

Our Company, through our subsidiaries, routinely enters into agreements with licensors to acquire licenses for using, marketing, distributing, selling and publishing multi-player online games.

Prepaid licensing fees paid to licensors are capitalized when technological feasibility is achieved, and amortized on a straight-line basis over the shorter of the estimated useful economic life of the relevant online game or license period, which is usually within two to five years. The annual amortization is modified if the amount computed using the ratio that current gross revenues for a game license bear to the total of current and anticipated future gross revenues for that game license is greater than the amount computed using the straight-line method.

Prepaid royalty fees and related costs are initially deferred when paid to licensors and recognized as operating costs in the period in which the related online game revenue is recognized.

Fair Value Measurements

Our Company generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available or using appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating adjusted available market discount rate information and our Company’s estimates for non-performance and liquidity risk. These techniques rely extensively on the use of a number of assumptions, including the discount rate, credit spreads, and estimates of future cash flows. (See Note 10, “Fair Value Measurements”, for additional information.)

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and so near to their maturity that they present relatively insignificant risk from changes in interest rates. Commercial paper, negotiable certificates of deposit, time deposits and bank acceptances with original maturities of three months or less are considered to be cash equivalents.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Marketable Securities

All of our Company’s investments in marketable securities are classified as available-for-sale. These marketable securities are stated at fair value with any unrealized gains or losses recorded in accumulated other comprehensive income (loss) within equity until realized.

Other-than-temporary impairments, if any, are charged to non-operating expense in the period in which the loss occurs. In determining whether an other-than-temporary impairment has occurred, our Company primarily considers, among other factors, the length of the time and the extent to which the fair value of an investment has been at a value less than cost. When an other-than-temporary loss is recorded, the fair value of the investment becomes the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value. Realized gains and losses also are included in non-operating income and expense in the Consolidated Statements of Income (Loss). (See Note 10, “Fair Value Measurements”, for additional information.)

Investments

Equity investments in non-publicly traded securities of companies over which our Company has no ability to exercise significant influence are accounted for under the cost method.

Equity investments in companies over which our Company has the ability to exercise significant influence but does not hold a controlling financial interest are accounted for under the equity method and our Company’s income or loss on equity method investments is recorded in non-operating income or expenses. The difference between the cost of the acquisition and our Company’s share of the fair value of the net identifiable assets is recognized as goodwill and is included in the carrying amount of the investment. When our Company’s carrying value in an equity method investee is reduced to zero, no further losses are recorded in our Consolidated Financial Statements unless our Company guaranteed obligations of the investee or has committed to additional funding. When the investee subsequently reports income, our Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Unrealized losses that are considered other-than-temporary, if any, are charged to non-operating expenses. Realized gains and losses, measured against carrying amount, are also included in non-operating income and expenses. (See Note 10, “Fair Value Measurements”, for additional information.)

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on an evaluation of the collectability of accounts receivable, and other receivables. An allowance for doubtful accounts is also provided, when considered necessary, for loans receivable. We review the collectability of loans receivable on an individual basis and the evaluation primarily consists of an analysis based upon current information available about the borrower.

For those accounts in which a loss is probable, we record a specific reserve in the allowance. The receivable is written off against the allowance when our Company believes the uncollectability of the receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over useful lives that correspond to categories as follows:

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Categories	Years
Buildings	50
Information and communication equipment	2 to 5
Office furniture and equipment	3 to 5
Leasehold improvements	3 to 5

Leasehold improvements are depreciated over the shorter of the term of the lease or the economic useful life of the assets. Improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred.

We have entered into agreements to lease certain of our Company’s land and buildings to a third party under operating leases, which were renewed in November 2012, and which expire no later than September 2013. As of December 31, 2011 and 2012, the carrying amount of the land and buildings under lease was approximately $1.3 million and $1.2 million, respectively. The rental income under the operating lease amounted to $41 thousand, $72 thousand and $74 thousand for 2010, 2011 and 2012, respectively. The minimum rental income to be received under this operating lease is $53 thousand through September 2013.

Acquisitions

Our Company accounts for its business acquisitions using the acquisition method. Under this method, our Company recognizes and measures the identifiable assets acquired, the liabilities assumed and any noncontrolling interest at their acquisition-date fair values, with limited exceptions. Acquisition-related costs are generally expensed as incurred.

Intangible Assets and Goodwill

Intangible assets with finite lives are amortized by the straight-line method over their estimated useful lives, ranging from three to nine years. Intangible assets with indefinite useful lives are not amortized. Goodwill is not amortized.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Impairment of Intangible Assets, Goodwill and Long-Lived Assets

Goodwill is tested for impairment annually or sooner when circumstances indicate an impairment may exist, using a fair-value approach at the reporting unit level. A reporting unit is the operating segment, or a business, which is one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the segment level. Components are aggregated as a single reporting unit if they have similar economic characteristics. In connection with our goodwill impairment test, we first assess qualitative factors as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.

Intangible assets with indefinite useful lives are tested for impairment at the reporting unit level, at least annually, or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future discounted cash flows. Impairment is measured as the difference between the carrying amounts and the fair value of the assets, and is recognized as a loss from operations. In connection with our impairment test for the intangible assets with indefinite useful lives, we first assess qualitative factors as a basis for determining whether it is necessary to perform the quantitative impairment test.

Long-lived assets other than goodwill and intangible assets not being amortized are tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the extent to which the carrying amount of the assets exceeds the fair value of the assets. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value, and is recognized as a loss from operations.

(See Note 10, “Fair Value Measurements”, for additional information.)

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Software Cost

Costs to develop our gaming software and Asian online game products are capitalized after technological feasibility has been established, and when the product is available for general release to customers, costs are expensed. Costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in product development and engineering expenses. Capitalized amounts are amortized using the straight-line method, which is applied over the estimated useful economic life of the software, ranging from three to five years. The annual amortization is modified if the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product is greater than the amount computed using the straight-line method.

We capitalize certain costs incurred to purchase or to internally create and implement internal-use computer software, which includes software coding, installation, testing and certain data conversion. These capitalized costs are amortized on a straight-line basis over the shorter of the useful economic life of the software or its contractual license period, which range from three to five years.

Product Development and Engineering

Product development and engineering expenses primarily consist of research compensation, depreciation and amortization, and are expensed as incurred.

Advertising

Direct-response advertising costs incurred in relation to the acquisition or origination of a customer relationship are capitalized and deferred. The deferred costs are recognized as expense in the Consolidated Statements of Income (Loss) over the estimated lives of customer relationships. Costs of broadcast advertising are recorded as expenses as advertising airtime is used. Other advertising expenditures are expensed as incurred. Subsequent to the sale of a majority interest in the online gaming and software service business in April 2010, deferred costs related to advertising have not been significant.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Advertising expenses incurred in 2010, 2011 and 2012 totaled $12.7 million, $3.5 million and $3.2 million, respectively. As of December 31, 2011 and 2012, prepaid advertising amounted to $110 thousand and $1 thousand, respectively.

Leases

Leases for which substantially all of the risks and rewards of ownership remain with the leasing company are accounted for as operating leases. Payments made under operating leases, net of any incentives received by our Company from the leasing company, are charged to the Consolidated Statements of Income (Loss) on a straight-line basis over the lease periods.

Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. Assets held under capital leases are recognized as assets of our Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a lease obligation. Lease payments are apportioned between finance charges and a reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

Share-Based Compensation

Share-based compensation represents the cost related to share-based awards granted to employees. We measure share-based compensation cost at the grant date, based on the estimated fair value of the award. Share-based compensation is recognized for the portion of the award that is ultimately expected to vest, and the cost is amortized on a straight-line basis (net of estimated forfeitures) over the vesting period. Our Company estimates the fair value of stock options using the Black-Scholes valuation model. The cost is recorded in operating costs and operating expenses in the Consolidated Statements of Income (Loss) based on the employees’ respective function.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

For shares and stock options granted to non-employees, we measure the fair value of the equity instruments granted at the earlier of the performance commitment date or when the performance is completed.

Retirement Plan and Net Periodic Pension Cost

Under our defined benefit pension plan, net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, amortization of unrecognized net transition obligation and gains or losses on plan assets, is recognized based on an actuarial valuation report. We recognize the funded status of pension plans and non-pension post-retirement benefit plans (retirement-related benefit plans) as an asset or a liability in the Consolidated Balance Sheets.

Under our defined contribution pension plans, net periodic pension cost is recognized as incurred.

Comprehensive Income (Loss)

Comprehensive income (loss) is recorded as a component of equity. Our Company’s comprehensive income (loss) consists of net income or loss, foreign currency translation adjustments, changes in unrealized holding gains and losses on marketable securities, and unrecognized actuarial gains or losses related to our defined benefit pension plan.

Income Taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities. We recognize the tax benefit from the purchase of equipment and technology, research and development expenditures, employee training, and certain equity investments using the flow-through method. Net operating loss carryforwards and investment credits are measured using the enacted tax rate and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount that will more-likely-than-not be realized. In assessing the likelihood of realization, management considers estimates of future taxable income.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

In addition, we recognize the financial statement impact of a tax position when it is more-likely-than-not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that has greater than a 50 percent likelihood of being realized upon ultimate settlement. The interest and penalties are reflected as income tax expense in the Consolidated Financial Statements.

Earnings Per Share

Basic earnings per share is computed by dividing the net income available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net income for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of warrants and options in all periods, are included in the computation of diluted earnings per share to the extent such shares are dilutive. Diluted EPS also takes into consideration the effect of dilutive securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted loss per share, as the inclusion of potential common shares would be anti-dilutive. Therefore, for the years ended December 31, 2011 and 2012, basic and diluted loss per share are the same.

Noncontrolling Interest

Noncontrolling interest in the equity of a subsidiary is accounted for and reported as equity. Changes in our Company’s ownership interest in a subsidiary that do not result in deconsolidation are accounted for as equity transactions. Any retained noncontrolling equity investment upon the deconsolidation of a subsidiary is initially measured at fair value.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Reclassifications

The presentation of certain amounts in our 2011 Consolidated Financial Statements have been reclassified to conform to the presentation in our Consolidated Financial Statements as of and for the year ended December 31, 2012.

Recent Accounting Pronouncements

In February 2013, Accounting Standards Update (“ASU”) guidance was issued related to items reclassified from Accumulated Other Comprehensive Income. The new standard requires either in a single note or parenthetically on the face of the financial statements:(i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. The update is effective for our fiscal year beginning January 1, 2013 with early adoption permitted. We do not expect the updated guidance to have a significant impact on our consolidated financial position, results of operations or cash flows.

In July 2012, the FASB issued updated guidance that simplifies the impairment test for intangible assets not subject to amortization. For its annual and interim impairment test for intangible assets, an entity may first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. This update is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. However, early adoption is permitted, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. We adopted the updated guidance for our annual impairment test for intangible assets not subject to amortization in 2012. The adoption of this guidance had no impact on our consolidated financial position, results of operations, or cash flows.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

In June 2011, the ASU guidance was issued related to comprehensive income. Under the updated guidance, an entity will have the option to present the total of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, the update required certain disclosure requirements when reporting other comprehensive income. The update does not change the items reported in other comprehensive income or when an item of other comprehensive income must be reclassified to income. We adopted the new guidance and its deferral and opted to present the total of comprehensive income in two separate but consecutive statements. The adoption of this guidance had no impact on our consolidated financial position, results of operations or cash flows.

NOTE 2.	EARNINGS PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2010	2011	2012
Weighted average number of outstanding shares
Basic	55,834	54,268	50,720
Effect of dilutive securities
Employee share-based compensation	3,457	—	—

Diluted	59,291	54,268	50,720

Options to purchase 1,432 thousand and 1,444 thousand shares of common stock were not included in dilutive securities for the years ended December 31, 2011 and 2012, respectively, as the effect would be anti-dilutive.

NOTE 3.	VARIABLE-INTEREST ENTITIES

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Shanghai JIDI

In order to comply with foreign ownership restrictions and to hold the necessary licenses required, through June 2012 we operated our Asian online game and service business in the People’s Republic of China (“PRC”) through our VIE, Shanghai JIDI. We had no ownership interest in Shanghai JIDI and relied on a series of contractual arrangements that were intended to give us effective control over Shanghai JIDI. Those contractual arrangements were duly executed and the share pledge agreements were registered with local government authority in compliance with PRC legal requirements. In June 2012, our board of directors approved a plan to dispose of Shanghai JIDI. As a result, Shanghai JIDI’s operations have been accounted for as discontinued operations. (See Note 6, “Divestitures”, for additional information.) Therefore, we still effectively control Shanghai JIDI, and are therefore the primary beneficiary of Shanghai JIDI. Shanghai JIDI was established in December, 2010 and is effectively controlled by us through a series of contractual arrangements. Shanghai JIDI holds an Internet Content Provider (“ICP”) license, an Internet cultural operation license and an Internet publishing license. The financial results of Shanghai JIDI have been included in our consolidated financial statements since January 2011.

For the years ended December 31, 2011 and 2012, total revenues and net loss of Shanghai JIDI (which are included within discontinued operations) were as follows:

(in US$ thousands)	2011	2012
Total revenues	$29	$100

Net loss	$(2,110)	$(888)

Ultra Internet Media, S.A. (“UIM”)

Through the date of our sale of a majority interest in the gaming software and service business to BEG in April 2010, we had a software license and support service contract with UIM to provide Internet software and support services for UIM’s online gaming operations. The contract allowed us to charge UIM a percentage of its gross receipts resulting from UIM’s online gaming operations. The percentage of gross receipts varied depending upon the software and support services provided to UIM. We analyzed our contractual relationships with UIM and determined that we were the primary beneficiary of UIM. As a result of such determination, we had incorporated the financial results of UIM into our Consolidated Financial Statements, even though we did not own any of UIM’s equity. In connection with the sale to BEG, we purchased 100 percent of the ownership in UIM from its shareholders for $400 thousand and adjusted additional paid-in capital and noncontrolling interest by approximately $178 thousand and $(578) thousand, respectively.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

For the period from January to March 2010, total revenues and net income of UIM were as follows:

(in US$ thousands)	2010
Total revenues	$25,820

Net income	$1,514

T2CN Holding Limited (“T2CN”)

Pursuant to various agreements entered into among Shanghai T2 Entertainment Co., (“T2 Entertainment”), T2 Information Technology (Shanghai) Co., Ltd. (“T2 Technology”) and the equity interest owners of T2 Entertainment, until June 30, 2010, T2CN, through its wholly owned subsidiary T2 Technology, had effective control over T2 Entertainment and was considered the primary beneficiary of T2 Entertainment. T2 Entertainment was established to hold the necessary licenses required for the operation of our Asian online game and services business in the PRC. Accordingly, from the date that we consolidated T2CN through July 1, 2010, the date we deconsolidated T2CN (See Note 5, “Deconsolidation”, for additional information), the financial results of T2 Entertainment were included in our Consolidated Financial Statements.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Pursuant to various agreements entered into among Shanghai T2 Advertisement Co., Ltd. (“T2 Advertisement”), T2 Technology and the equity interest owners of T2 Advertisement, until June 30, 2010, T2CN, through its wholly owned subsidiary T2 Technology, had effective control over T2 Advertisement and was considered the primary beneficiary of T2 Advertisement. T2 Advertisement was established to hold the necessary licenses required for the operation of our Asian online game related advertisement services in the PRC. Accordingly, from the date that we consolidated T2CN through July 1, 2010, the date we deconsolidated T2CN (See Note 5, “Deconsolidation”, for additional information), the financial results of T2 Advertisement were included in our Consolidated Financial Statements.

T2 Technology also entered into various agreements with Shanghai Jinyou Network & Technology Co., Ltd. (“Jinyou”) and the equity interest owners of Jinyou. Until June 30, 2010, T2CN, through its wholly owned subsidiary T2 Technology, had effective control over Jinyou and was considered the primary beneficiary of Jinyou. In September 2008, Jinyou acquired an ICP license required for the operation of our Asian online game and services business in the PRC and the agreements entered into by and among T2 Technology, Jinyou and the equity interest owners of Jinyou became effective. Accordingly, the financial results of Jinyou were included in our Consolidated Financial Statements starting from September 2008 through July 1, 2010.

T2 Technology, J-Town Information (Shanghai) Co., Ltd. (“J-Town”), T2 Entertainment, T2 Advertisement and Jinyou are hereby collectively referred to as “T2CN Operating Entities”.

As a result of a dispute that arose in July 2010 with T2CN’s former Chief Executive Officer, we had been prevented from obtaining the financial information necessary to report the financial results of T2CN, and we had effectively lost control over T2CN’s financial reporting process. Therefore, we deconsolidated T2CN’s financial results with effect from July 1, 2010. As a result, we also ceased treating T2 Entertainment, T2 Advertisement and Jinyou as our variable-interest entities. (See Note 5, “Deconsolidation”, for additional information.)

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

The net assets, total assets and total liabilities in the aggregate of T2 Entertainment, T2 Advertisement and Jinyou were approximately $2.5 million, $20.9 million and $18.4 million, respectively, as of July 1, 2010 (the date of deconsolidation). For the period from January to June 2010, total revenues and net income in the aggregate of T2 Entertainment, T2 Advertisement and Jinyou recorded in our Consolidated Financial Statements were as follows:

(in US$ thousands)	2010
Total revenues	$10,126

Net income	$834

NOTE 4.	ACQUISITIONS

IAHGames

In July 2010, we began consolidating Infocomm Asia Holdings Pte Ltd. (“IAHGames”), an online game operator, publisher and distributor in Southeast Asia. We acquired IAHGames in order to enhance our position in the online game market in Southeast Asia and strengthen our online entertainment product portfolio. This primary factor among others, contributed to a purchase price in excess of the fair market value of the net tangible assets and intangible assets acquired.

As of December 31, 2011, we owned 5,982,230 Class A preferred shares and 1,208,881 Class B preferred shares of IAHGames, which represented a controlling financial interest of 80 percent of the total outstanding voting rights of IAHGames.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

In July 2012, we entered into agreements to sell a 60 percent ownership in IAHGames, together with the sale of a 100 percent ownership in Spring Asia Limited (“Spring Asia”), which has a 30 percent interest in Game First International Corporation (“GFI”). We retained a 20 percent ownership in IAHGames. Upon the closing of the agreements, we deconsolidated the results of IAHGames’ operations and began accounting for our remaining 20 percent interest under the equity method. (See Note 6, “Divestitures” and Note 29, “Subsequent Event”, for additional information.)

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

The following unaudited pro-forma information presents a summary of the results of operations of our Company for the year ended December 31, 2010 as if we controlled 80 percent of the total outstanding voting rights of IAHGames and consolidated IAHGames as of the beginning of the period presented:

(in US$ thousands,
except per share figures)	2010
Unaudited
Net revenue	$69,403
Loss from operations	(50,378)
Net loss	(1,570)
Net income attributable to GigaMedia	255
Basic earnings per share attributable to GigaMedia	0.00
Diluted earnings per share attributable to GigaMedia	0.00

The unaudited pro-forma supplemental information is based on estimates and assumptions, which we believe are reasonable; they are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had we been a consolidated company during all of 2010. The above unaudited pro-forma financial information includes adjustments for the amortization of identified intangible assets with definite lives.

Monsoon

We, through IAHGames, made an equity investment in Monsoon Online Pte Ltd. (“Monsoon”), an operator and distributor of online games in Southeast Asia, in connection with our acquisition of a controlling financial interest in IAHGames with effect from July 1, 2010. In connection with a strategic alliance, Monsoon entered into various agreements with a game licensor to distribute selected games in Southeast Asia (collectively referred to as the “Distribution Partnership”). Although IAHGames owns 100 percent of the common stock of Monsoon, we decided not to consolidate Monsoon at the time of the acquisition as the game licensor had substantive participating rights in Monsoon’s business operations pursuant to Monsoon’s management agreement. In September 2011, IAHGames, Monsoon and the game licensor entered into an agreement whereby all parties agreed to terminate early Monsoon’s management agreement and other agreements with the game licensor which had granted the licensor the abovementioned substantive participating rights in connection with Monsoon. The agreement was effective from August 31, 2011. Starting from September 1, 2011, IAHGames had effective control over Monsoon and therefore has consolidated Monsoon since that date.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

The agreement was effective from the third quarter of 2011. In January 2012, IAHGames’ and Monsoon’s commitments under the Distribution Partnership with the game licensor were fully terminated. The execution and closing of this agreement resulted in the following significant financial statement impacts in our Consolidated Financial Statements:

(in US$ thousands)	2011
Gain on cancellation of warrant liabilities	$665
Gain on reversal of impairment of prepaid expenses	1,347

Recovery of loss on termination of third-party contract	$2,012

NOTE 5.	DECONSOLIDATION

In June 2007, we began consolidating T2CN, an operator and provider of online sports games in the PRC. As of December 31, 2010 and December 13, 2011, we owned 43,633,681 common shares of T2CN, which represented an ownership interest of 67.09 percent of the total outstanding voting rights of T2CN. We disposed of all of our ownership interest in T2CN in December 2011 through sale to a third party.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

As a result of a dispute with T2CN’s former Chief Executive Officer arising in July 2010, GigaMedia was prevented from obtaining access to the assets and financial information of the entities held by T2CN. Therefore, we effectively lost control over T2CN’s financial reporting process of that time. In spite of owning 67.09 percent of T2CN’s common stock, we deconsolidated T2CN’s results with effect from July 1, 2010. The following is a breakdown of our retained investment at the date of deconsolidation:

(in US$ thousands)	Amount
Cash	$12,903
Other current assets	1,266
Fixed assets / non-current assets	1,679
Prepaid licensing and royalty	5,339
Intangible assets	1,098

Total assets of T2CN	22,285
Total liabilities of T2CN	(12,331)

Net equity of T2CN	9,954
Noncontrolling interest	(3,276)
Goodwill acquired	17,500
Advances to T2CN Operating Entities	1,405

$25,583

In connection with our year-end financial reporting process, we were required to perform an impairment analysis for our investment in and advances to T2CN Operating Entities as of December 31, 2010. Given we had been prevented from obtaining the financial information necessary to report the financial results of T2CN, and we had effectively lost control over a majority of T2CN’s assets and its financial reporting process, we decided to completely write-off both our Company’s investment in and its advances to T2CN Operating Entities in order to properly reflect GigaMedia’s financial position as of December 31, 2010. The impairment charges recorded for the investment and the advances in 2010 were approximately $22.2 million (after removing the other comprehensive income component of equity related to T2CN from our Company’s balance sheet) and approximately $1.4 million, respectively.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

On December 2, 2011, we entered into an agreement with Hornfull Limited, and Hangzhou NewMargin Ventures Co. Ltd. (“Hangzhou NewMargin”) whereby we agreed to sell all of our ownership interest in T2CN to Hornfull Limited, and Hangzhou NewMargin agreed to guarantee the payment and performance of Hornfull Limited under the agreement. On December 14, 2011, the parties completed the sale and purchase of the T2CN shares. Pursuant to the agreement, we sold all of our ownership interest in T2CN to Hornfull Limited in exchange for a cash payment of $4.7 million, resulting in a gain of $4.7 million being recorded in 2011. Hornfull Limited also reimbursed us $790 thousand in cash for legal fees incurred by us in connection with the T2CN dispute.

NOTE 6.	DIVESTITURES

IAHGames

In July 2012, we entered into agreements to sell 100 percent of the shares of Spring Asia, an investment holding company which owns 30 percent of the shares of GFI, to IAHGames, as well as a 60 percent ownership in IAHGames (with a 20 percent ownership of IAHGames retained by us) to IAHGames’ management and Management Capital International Limited (“MCIL”), a British Virgin Islands company owned by IAHGames’ management.

In consideration for the sale of IAHGames and Spring Asia, we are to receive $3 million in cash. The consideration is to be collected in four equal installments, with the first due upon closing, the second due in October 2012, the third due in January 2013 and the fourth due in April 2013. The payments are collateralized by the shares of Spring Asia and are only released from the escrow in proportion to the payment made upon each installment. The first installment of $750 thousand was received upon the closing on August 15, 2012. However, the buyer has defaulted on the remaining three installments. We have provided IAHGames sufficient payment demand notices, and also granted the buyer a 90-day curing period for each defaulted payment following the due dates for each of the respective installments. Additionally, we have also provided notices upon the expiration of each of the 90-day curing period of our intention to enforce repossession rights on the proportionate shares held by the escrow agent. The curing period of the last installment will expire on July 2, 2013. (See Note 29, “Subsequent Event”, for additional information.)

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Our Company accounted for the deconsolidation of and the retained noncontrolling investment in IAHGames in August 2012 at fair value. Considering the uncertainty as to the collectability of the remaining three installments, we deferred the disposal gain of $211 thousand against the consideration installments receivable of $2,250 thousand as of December 31, 2012. The deferred gain is measured as the difference between:

(In US$ thousand)	Amount
The fair value of consideration received and receivable, net of any transaction costs, plus	$3,000
The fair value of the 20% retained noncontrolling investment in IAH at the date of deconsolidation	—

3,000

The carrying amount (credit balance) of IAHGames at the date of deconsolidation	(14,536)
Net receivables due to GigaMedia from IAHGames waived upon the closing of the sale	17,542
Other comprehensive income component of equity related to IAHGames at the date of the deconsolidation	(217)

2,789

Deferred gain on deconsolidation of IAH	$211

JIDI Network Technology (Shanghai) Co., Ltd. (“JIDI”)

In June 2012, our board of directors approved a plan to liquidate and dissolve JIDI, a wholly-owned subsidiary, and Shanghai JIDI, a VIE controlled through a series of contractual arrangements.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Results for JIDI and Shanghai JIDI operations are reported as discontinued operations for all periods presented. The carrying amounts of the remaining assets and liabilities of JIDI and Shanghai JIDI were not significant to our Consolidated Financial Statements as of December 31, 2012, and we recorded a loss of approximately $588 thousand in connection with the disposal of property, plant and equipment, which is included within discontinued operations. Summarized selected financial information for discontinued operations of JIDI and Shanghai JIDI are as follows:

(in US$ thousands)	2011	2012
Revenue	$29	$100

Loss from discontinued operations before tax	$(4,240)	$(2,521)
Income tax expense	—	—

Loss from discontinued operations	$(4,240)	$(2,521)

Gaming software and service business

On December 15, 2009, we entered into an agreement with BEG to sell 60 percent of substantially all of the assets and liabilities of our gaming software and service business for approximately $100 million in cash, subject to certain adjustments. The closing of the sale occurred on April 8, 2010. The sale resulted in the recognition of a gain of $79.1 million, net of transaction costs. The sale of the remaining 40 percent was subject to a put and call mechanism in place between GigaMedia and BEG, as defined in the agreement. GigaMedia had the option to put all or part of its remaining 40 percent to BEG in each of 2013, 2014, and 2015 at a value considering all relevant facts and circumstances after the end of each year. If the put option owned by GigaMedia was not fully exercised, BEG would have the option to call the remaining interest held by GigaMedia in each of 2015 and 2016.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

We deconsolidated the gaming software and service business and recognized a gain when we completed the sale of 60 percent of substantially all of the assets and liabilities to BEG on April 8, 2010, the date on which our Company ceased to have a controlling financial interest. The remaining ownership we retained in the gaming software and service business, a 40 percent, later diluted to 33.66 percent interest had been accounted for under the equity method accounting from April 2010 to July 2012, when we entered into another agreement with BEG to sell our remaining ownership interest in the gaming software and service business for a consideration of $1.7 million. Of this consideration, $985 thousand was paid to us in cash, while the remainder related to the extinguishment of a 2009 tax liability. The closing of the sale occurred in August 2012. The sale resulted in the recognition of a gain of $2.5 million, net of transaction costs.

Our Company accounted for the deconsolidation of the gaming software and service business in 2010 at fair value and recognized a gain of $79.1 million measured as the difference between:

(In US$ thousands)	2010
The fair value of any consideration received, including purchase price adjustments, net of any transaction costs	$82,984
The fair value of the 40% retained noncontrolling investment in the gaming software and service business at the date the business was deconsolidated	54,240
Less : The carrying amount of the gaming software and service business at the date of the deconsolidation	(58,084)

Gain on deconsolidation of the gaming software and services business	$79,140

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 7. GOODWILL

The following table summarizes the changes to our Company’s goodwill:

(In US$ thousands)	2010	2011	2012
Balance at beginning of year	$44,417	$39,493	$28,437
Acquisition—IAHGames (Note 4) and OneNet	12,188	1,049	—
Impairment charge—T2CN, IAHGames, OneNet and FunTown (Notes 5 and 10)	(19,755)	(5,097)	(12,489)
Reversal of contingent payment of minimum guarantee under licensing agreement	—	(5,885)	—
Translation adjustment	2,643	(1,123)	986

Balance at end of year	$39,493	$28,437	$16,934

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 8.	INTANGIBLE ASSETS—NET

The following table summarizes our Company’s intangible assets, by major asset class:

	December 31, 2012
(In US$ thousands)	Gross carrying amount	Accumulated amortization	Net

Finite-lived intangible assets
Completed technology	$2,603	$2,603	$—
Capitalized software development cost	3,480	1,414	2,066
Customer relationships	6,274	4,880	1,394
Other	137	133	4

	12,494	9,030	3,464

Indefinite-lived intangible assets
Trade name and trademark	12,211	—	12,211

	$24,705	$9,030	$15,675

	December 31, 2011
(In US$ thousands)	Gross carrying amount	Accumulated amortization	Net

Finite-lived intangible assets
Completed technology	$2,497	$2,140	$357
Capitalized software development cost	7,525	6,112	1,413
Customer relationships	6,017	4,011	2,006
Other	206	159	47

	16,245	12,422	3,823

Indefinite-lived intangible assets
Trade name and trademark	11,711	—	11,711

	$27,956	$12,422	$15,534

The finite-lived intangible assets are amortized over their estimated useful lives ranging from 3 to 9 years, with the overall weighted-average life of 5.5 years.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

For the years ended December 31, 2010, 2011 and 2012, total amortization expense of intangible assets were $2.7 million, $2.3 million and $2.2 million, respectively, which includes amortization of capitalized software development costs of $1.5 million, $962 thousand and $1.1 million. As of December 31, 2012, based on the current amount of intangibles subject to amortization, the estimated amortization expense for each of the following years is as follows:

(In US$ thousands)	Amount
2013	$1,389
2014	1,386
2015	689

$3,464

NOTE 9.	PREPAID LICENSING AND ROYALTY FEES

The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in US$ thousands)	2010	2011	2012
Balance at beginning of year	$5,557	$4,214	$7,103
Net operating additions	3,855	3,379	2,395
Acquisition—IAHGames and OneNet	1,011	129	—
Deconsolidation (Note 5)—T2CN and IAHGames	(5,339)	—	(152)
Impairment charges (Note 10)	(870)	(247)	(702)
Impairment charges (Note 10) recorded in loss from discontinued operations	—	(372)	—

Balance at end of year	$4,214	$7,103	$8,644

NOTE 10.	FAIR VALUE MEASUREMENTS

The accounting framework for determining fair value includes a hierarchy for ranking the quality and reliability of the information used to measure fair value, which enables the reader of the financial statements to assess the inputs used to develop those measurements. The fair value hierarchy consists of three tiers as follows: Level 1, defined as quoted market prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets or liabilities, quoted prices in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities; and Level 3, defined as unobservable inputs that are not corroborated by market data.

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

Our Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Assets and liabilities measured at fair value on a recurring basis are summarized as below:

(in US$ thousands)	Fair Value Measurement Using			Year Ended December 31, 2012
	Level 1	Level 2	Level 3
Assets
Cash equivalents—time deposits	$—	$1,514	$—	$1,514
Marketable securities—current
Equity securities	17,773	—	—	17,773
Marketable securities—noncurrent
Debt securities	—	—	2,727	2,727
Equity securities	—	—	1,565	1,565

	$17,773	$1,514	$4,292	$23,579

(in US$ thousands)	Fair Value Measurement Using			Year Ended December 31, 2011
	Level 1	Level 2	Level 3
Assets
Cash equivalents—time deposits	$—	$6,631	$—	$6,631
Marketable securities—current
Equity securities	42,347	—	—	42,347
Marketable securities—noncurrent
Debt securities	—	—	5,454	5,454
Equity securities	—	1,630	—	1,630

	$42,347	$8,261	$5,454	$56,062

Level 1 and 2 measurements:

Cash equivalents – time deposits are convertible into a known amount of cash and are subject to an insignificant risk of change in value. Certain marketable securities are valued using a market approach based on the quoted market prices of identical instruments when available, or other observable inputs such as trading prices of identical instruments in inactive markets. The fair value of the marketable equity securities that have publicly quoted trading prices are valued using those observable prices, unless adjustments are required to available observable inputs.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

In 2010, 2011 and 2012, we recorded unrealized gains (losses) of $21.8 million, $16.2 million and $(24.0) million, respectively, on marketable securities, which are included in other comprehensive income

Level 3 measurements:

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2011 and 2012, a reconciliation of the beginning and ending balances are presented as follows:

(in US$ thousands)	Marketable Securities—Debt and Equity Securities
	2011	2012
Balance at beginning of year	$5,454	$5,454
Total gains or (losses) (realized/unrealized) included in earnings	—	(493)
Purchase	—	—
Sale	—	(2,727)
Transfer into Level 3	—	2,058

Balance at end of year	$5,454	$4,292

The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$—	$493

The fair values of the marketable debt and equity securities are derived using a discounted cash flow method using unobservable inputs. The discounted cash flow method incorporates adjusted available market discount rate information and our Company’s estimates of liquidity risk, and other cash flow model related assumptions.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

In 2010, 2011 and 2012, we recognized other-than-temporary impairments of $4.5 million, $0 and $493 thousand, respectively, related to marketable debt and equity securities, which is included in non-operating expenses within “impairment loss on marketable securities and investments” in the Consolidated Statements of Income (Loss).

For liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during 2011, a reconciliation of the beginning and ending balances are presented as follows (there were none during 2012):

(in US$ thousands)	Other liabilities— Warrant Derivative
2011
Balance at beginning of year	$665
Total (gains) or losses (realized/unrealized) included in earnings	(665)
Purchase	—

Balance at end of year	$—

The amount of total (gains) or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to liabilities still held at the reporting date.	$—

IAHGames had warrants outstanding in which the holder could purchase an aggregate of 15 percent of IAHGames’ common stock, on a fully diluted basis, at an exercise price of $3.40 per warrant share subject GigaMedia’s share of loss to certain adjustments in accordance with the warrant agreement. The warrants expired upon the expiration of certain game licenses or in certain circumstances in accordance with the warrant agreement. In 2010, we recognized a gain of approximately $2.6 million related to the revaluation of the warrants, which is included in non-operating income (expenses) within “gain on fair value changes of warrant derivative” in the Consolidated Statements of Income (Loss).

As a part of the early termination of the management agreement related to Monsoon (please refer to Note 4, “Acquisition”), all the warrants outstanding were cancelled. As a result, we recognized a gain of $665 thousand upon cancellation of the warrants in 2011.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Financial instruments:

The carrying amounts of our Company’s cash, accounts receivable, restricted cash, accounts payable, and short-term debt approximate fair value due to their short-term maturities. The fair value of amounts due to and from related parties is not practicable to estimate due to the related party nature of the underlying transactions.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

Assets and liabilities measured at fair value on a nonrecurring basis include measuring impairment when required for long-lived assets. For GigaMedia, long-lived assets measured at fair value on a nonrecurring basis include investments accounted for under the equity method and cost method, property, plant, and equipment, intangible assets, prepaid licensing and royalty fees, and goodwill.

Assets and liabilities measured at fair value on a nonrecurring basis that were determined to be impaired as of December 31, 2011 and 2012 are summarized as below:

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in US$ thousands)	Fair Value measurement Using			Year Ended December 31, 2012	Total Impairment Losses
Assets	Level 1	Level 2	Level 3
(a) Investments—Cost-method	$—	$—	$—	$—	$700
(b) Goodwill—Resulting from acquisition of FunTown	—	—	16,934	16,934	12,489
(c) Intangible assets—Capitalized software cost	—	—	—	—	15
(d) Prepaid licensing and royalty fees	—	—	—	—	702

Total	$—	$—	$16,934	$16,934	$13,906

(in US$ thousands)	Fair Value measurement Using			Year Ended December 31, 2011	Total Impairment Losses
Assets	Level 1	Level 2	Level 3

(a) Investments—Cost-method	$—	$—	$700	$700	$679
(a) Investments—Equity-method	—	—	2,500	2,500	12,648
(b) Goodwill—Resulting from acquisition of IAH and OneNet	—	—	—	—	5,097
(c) Intangible assets—Capitalized software cost	—	—	—	—	40
(c) Intangible assets— Favorable lease right	—	—	—	—	2,543
(d) Prepaid licensing and royalty fees	—	—	—	—	619
Total	$—	$—	$3,200	$3,200	$21,626

(a) Impairment losses on certain cost method and equity method investments which were determined to be impaired:

In 2011, certain cost method investments with carrying amounts of $1.4 million were written down to their estimated fair value of $700 thousand, resulting in an impairment charge of $679 thousand, and an equity method investment with a carrying amount of $15.1 million was written down to its estimated fair value of $2.5 million, resulting in an impairment charge of $12.6 million. In 2012, certain cost method investments were fully written down, resulting in an impairment charge of $700 thousand. The impairment charges are included in non-operating expenses within “impairment loss on marketable securities and investments” in the Consolidated Statements of Income (Loss).

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Cost method and equity method investments are measured at fair value on a nonrecurring basis when declines in fair value are determined to be other-than-temporary, using other observable inputs such as trading prices of similar classes of the stock or using discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk.

(b) Impairment losses on goodwill which was determined to be impaired:

Goodwill from the acquisition of FunTown, which constitutes our Asian online game and service business, was written down to its estimated fair value of $16.9 million as of December 31, 2012, resulting in an impairment charge of $12.5 million in the fourth quarter 2012, which is included within operating expenses in the Consolidated Statements of Income (Loss). As a result of the slowdown in the PC-based online game market and our repositioning of FunTown to focus on market growth in browser/mobile games in the multi-platform market, we estimated that the fair value of our Asian online game and service business had decreased and, as a result, impaired the goodwill related to FunTown as of December 31, 2012. The impairment charge was determined by our estimates of future cash flows from the FunTown business which have been reduced due to our change in strategic focus to self-developed casual games versus licensed MMOs (massive multiplayer online games) and the slowdown in the PC-based online games market where we are currently positioned, indicating that the original carrying amount of the goodwill from the acquisition of FunTown could not be fully recovered as of December 31, 2012.

Goodwill from the acquisition of IAHGames was fully written down to $0 as of December 31, 2011, resulting in an impairment charge of $4.0 million in 2011, which is included within operating expenses in the Consolidated Statements of Income (Loss). The impairment charges resulted as our estimates of future cash flows for IAHGames’ business had been reduced due to lower than expected operating performance results in 2011, indicating that the carrying amount of the goodwill from the acquisition of IAHGames could not be fully recovered as of December 31, 2011.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Goodwill from the acquisition of OneNet Co., Ltd. (“OneNet”) was fully written down to $0 as of December 31, 2011, resulting in an impairment charge of $1.0 million in 2011, which is included within operating expenses in the Consolidated Statements of Income (Loss). The impairment charge resulted as our estimates of future cash flows for OneNet’s business had been reduced due to lower than expected operating performance results in 2011, indicating that the carrying amount of the goodwill from the acquisition of OneNet could not be fully recovered as of December 31, 2011.

Goodwill is valued on a nonrecurring basis when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk and other cash flow model related assumptions.

(c) Impairment losses on certain intangible assets which were determined to be impaired:

In 2011 and 2012, certain capitalized software development costs were fully written down, resulting in impairment charges of $40 thousand and $15 thousand, respectively, included in operating expenses within “impairment loss on intangible assets” in the Consolidated Statements of Income (Loss). The impairment charges for the capitalized software costs were the result of certain projects within our Asian online game and service business that we ceased further development on, and as a result, we recorded a full impairment of the carrying value of the assets related to these projects.

As of December 31, 2011, a favorable lease right resulting from the acquisition of IAHGames with a carrying amount of $2.5 million was fully written down, resulting in an impairment charge of $2.5 million. This impairment is included in operating expenses within “impairment loss on intangible assets” in the Consolidated Statements of Income (Loss). The impairment charges resulted as our estimates of future cash flows related to the favorable lease right were reduced to lower than originally expected, which indicated that the carrying amount of these intangible assets could not be recovered as of December 31, 2011.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(d) Impairment losses on certain prepaid licensing and royalty fees which were determined to be impaired:

In 2011 and 2012, certain prepaid licensing and royalty fees were fully written down, resulting in impairment charges of $619 and $702 thousand, respectively. This impairment is included in operating expenses in the Consolidated Statements of Income (Loss). The impairment charges for the prepaid licensing and royalty fees related to certain licensed games within our Asian online game and service business that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows. The licensing fee games and related royalties are valued on a nonrecurring basis when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, along with other cash flow model related assumptions.

NOTE 11.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31
(in US$ thousands)	2011	2012
Cash and savings accounts	$57,366	$61,217
Time deposits	6,631	1,514

	$63,997	$62,731

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

We maintain cash and cash equivalents in bank accounts with major financial institutions with high credit ratings located in the following jurisdictions:

	December 31
(in US$ thousands)	2011	2012
Taiwan	$45,098	$59,195
Hong Kong	4,467	2,809
PRC	6,759	626
Malaysia	100	100
Korea	6,260	—
Singapore	1,105	—
Thailand	113	—
Others	95	1

	$63,997	$62,731

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 12.	MARKETABLE SECURITIES – CURRENT

Marketable securities—current consist of the following:

	December 31
(in US$ thousands)	2011	2012
Available-for-sale securities:
Equity securities	$42,347	$17,773

All of our Company’s marketable securities—current are classified as available-for-sale. As of December 31, 2011 and 2012, the balances of unrealized gains for marketable securities—current were $38.8 million and $14.4 million, respectively. During 2010, 2011 and 2012, realized gains from the disposal of marketable securities—current amounted to $0, $535 thousand, and $2.3 million, respectively. The costs for calculating gains on disposal were based on each security’s average cost.

NOTE 13.	ACCOUNTS RECEIVABLE – NET

Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2011	2012
Accounts receivable	$9,045	$2,959
Less: Allowance for doubtful accounts	(2,594)	(130)

	$6,451	$2,829

The following is a reconciliation of changes in our Company’s allowance for doubtful accounts during the years ended December 31, 2010, 2011 and 2012:

(in US$ thousands)	2010	2011	2012
Balance at beginning of year	$200	$842	$2,594
Additions: Provision for bad debt expense	156	1,820	169
Less: Write-offs	(219)	(61)	(269)
Acquisition—IAHGames	691	—	—
Deconsolidation—IAHGames	—	—	(2,370)
Translation adjustment	14	(7)	6

Balance at end of year	$842	$2,594	$130

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 14.	OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31
(in US$ thousands)	2011	2012
Loans receivable—current	$5,666	$3,437
Less: Allowance for loans receivable—current	(5,057)	(3,437)
Deferred income tax assets—current, net (Note 25)	759	840
Other	183	161

	$1,551	$1,001

The following is a reconciliation of changes in our Company’s allowance for loans receivable—current during the years ended December 31, 2010, 2011 and 2012:

(in US$ thousands)	2010	2011	2012
Balance at beginning of year	$3,574	$5,057	$5,057
Additions: Provision for bad debt expenses	1,483	—	—
Less: Writes-offs	—	—	(1,620)

Balance at end of year	$5,057	$5,057	$3,437

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

As of the date of our deconsolidation of T2CN in July 2010, we had $1.4 million of loans receivable outstanding. As a result of the ongoing dispute, we do not expect to collect these outstanding loans due from T2CN. Therefore, we recognized a full provision for the loans of $1.4 million in 2010. (See Note 5, “Deconsolidation” for additional information.)

NOTE 15.	MARKETABLE SECURITIES – NONCURRENT

Marketable securities—noncurrent consist of the following:

	December 31
(in US$ thousands)	2011	2012
Available-for-sale securities
Debt securities	$5,454	$2,727
Equity securities	1,630	1,565

	$7,084	$4,292

Our Company’s marketable securities—noncurrent are invested in convertible preferred shares and publicly-traded common shares and are classified as available-for-sale securities.

The preferred shares are convertible into common shares on 1:1 basis, subject to certain adjustments, and shall be automatically converted upon certain conditions outlined in the agreements. The convertible preferred shares are all redeemable based upon certain agreed-upon conditions.

The embedded conversion options of the convertible preferred shares do not meet the definition of derivative instruments defined in the FASB accounting standards codification and therefore are not bifurcated from the preferred share investment.

We have also considered and determined whether our investments in preferred shares are in-substance common shares which should be accounted for under the equity method. Given that our convertible preferred shares have substantive redemption rights and thus do not meet the criteria of in-substance common shares, we have accounted for them as debt securities in accordance with the guidance issued by FASB Accounting Standards Codification.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

During 2010, 2011 and 2012, realized gains from the disposal of marketable securities—non-current amounted to $0, $5.8 million and $3.4 million, respectively. Gains on disposal were based on the security’s average cost. In December 2011, our Board of Directors authorized management to dispose of a majority of our equity securities in the first half of 2012. Accordingly, we reclassified those marketable securities as current as of December 31, 2011. In 2012 we disposed of 74 thousand shares, or 6.07 percent, of such marketable securities (valued at $2.5 million as of the time of sale) with realized gains of $2.3 million. Due to the downturn in global economy and the securities market in 2012, all of the sales were not completed, and therefore were re-authorized to proceed in 2013. (See Note 12, “Marketable Securities—Current”, for additional information.)

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 16.	INVESTMENTS

Investments consist of the following:

	December 31
(in US$ thousands)	2011	2012
Investments accounted for under the equity method	$7,615	$5,223
Investments accounted for under the cost method	700	—

	$8,315	$5,223

Our Company’s investments in companies that are accounted for under the equity method of accounting primarily consist of the following: (a) through July 31, 2012, a 40 percent, later diluted to 33.66 percent interest in Mangas Everest S.A.S. (“Mangas Everest”), which is engaged in the gaming software and service business (See Note 6 “Divestitures” for additional information); (b) through August 15, 2012, a 30 percent interest in Game First International Corporation (“GFI”), an operator and distributor of online games in Taiwan (See Note 6 “Divestitures” for additional information); (c) through August 31, 2011, a 100 percent interest in Monsoon Online Pte Ltd. (“Monsoon”), an operator and distributor of online games in Southeast Asia; and (d) an 18 percent interest in East Gate Media Contents & Technology Fund (“East Gate”), a Korean Fund that invests in online game businesses and films. The investments in these companies amounted to $7.6 million and $5.2 million as of December 31, 2011 and 2012, respectively.

As of December 31, 2011, our share of the underlying net assets of Mangas Everest exceeded the carrying value of its investment by $9.3 million. The excess results from the difference between the fair value we assigned to the 40 percent retained interest in Mangas Everest at the date the business was deconsolidated, compared to 40 percent of the total fair value of Mangas Everest as determined by BEG, the purchaser of the 60 percent interest.

From the date of our sale of a 60 percent interest in our online gaming software and service business in 2010 through July 31, 2012 when we sold the remaining 33.66 percent interest to BEG, we recognized our share of losses in Mangas Everest under the equity method of accounting which totaled $9.8 million, $49.7 million and $0 in 2010, 2011 and 2012, respectively, which resulted in a negative investment balance as of December 31, 2011 and July 31, 2012. In accordance with the FASB codification, we charged this negative investment balance against the loan receivable that Mangas Everest had outstanding to us as of December 31, 2011 and July 31, 2012. (See Note 26, “Related Party Transactions”, for additional information.)

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

We, through IAHGames, made an equity investment in Monsoon in connection with our acquisition of a controlling financial interest in IAHGames. Although IAHGames owns 100 percent of the common stock of Monsoon, prior to September 2011 we determined that Monsoon could not be consolidated by IAHGames due to the substantive participating rights that the game licensor had in Monsoon pursuant to Monsoon’s management agreement. From the date of our acquisition of IAHGames through August 31, 2011, we recognized our share of gains (losses) under the equity method of accounting which totaled $(12.6) million and $230 thousand in 2010 and 2011, respectively, which resulted in a negative investment balance. In accordance with the FASB codification, we charged this negative investment balance against the loan receivable that Monsoon had outstanding to us as of December 31, 2010 and August 31, 2011. (See Note 26, “Related Party Transactions”, for additional information.)

In September 2011, IAHGames, Monsoon and the game licensor entered a transition agreement to early terminate the previous agreement in which the abovementioned substantive participating rights were granted, effective August 31, 2011, and thus restored IAHGames’ full control in Monsoon. Therefore, starting September 1, 2011, we consolidated Monsoon. (See Note 4, “Acquisition”, for additional information.)

Our Company has an 18 percent interest in East Gate, a Korean Limited Partnership. We account for this limited partnership investment under the equity method accounting in accordance with the FASB codification as our interest is not considered to be minor. We have influence over partnership operating and financial policies based on the terms of the partnership agreement.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 17.	SHORT-TERM BORROWINGS

As of December 31, 2011 and 2012, short-term borrowings totaled $11.8 million and $7.7 million, respectively. These amounts were borrowed from certain financial institutions. The annual interest rates on these borrowings ranged from 1.30 percent to 7.54 percent for 2011, and was 1.42 percent for 2012. The maturity dates fell in late January 2012 as of December 31, 2011 and in mid-January 2013 as of December 31, 2012. As of December 31, 2011 and 2012, the weighted-average interest rate on total short-term borrowings was 2.87 percent and 1.42 percent, respectively.

As of December 31, 2012, the total amount of unused lines of credit available for borrowing under these agreements was approximately $6.9 million.

During the period from January 2013 to March 2013, we repaid certain short-term borrowings totaling $22.9 million, and renewed short-term borrowing agreements totaling $22.9 million.

We pledged certain time deposits, land, and buildings as collateral for borrowings from certain financial institutions. The total value of collateral amounted to $4.2 million and $0 as of December 31, 2011 and 2012, respectively, in which time deposits pledged are recorded as restricted cash totaling $3 million and $0 as of December 31, 2011 and 2012, respectively.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 18.	ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31
(in US$ thousands)	2011	2012
Accrued advertising expenses	$717	$696
Accrued royalties	1,269	967
Accrued professional fees	3,263	1,319
Purchase price adjustment accrual to BEG	2,326	—
Other	3,059	2,200

	$10,634	$5,182

NOTE 19.	OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	December 31
(in US$ thousands)	2011	2012
Deferred revenue	$4,319	$3,174
Income taxes payable	4,251	3,588
Other	749	398

	$9,319	$7,160

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 20.	PENSION BENEFITS

Our Company and our subsidiaries have defined benefit and defined contribution pension plans that cover substantially all of our employees.

Defined Benefit Pension Plan

We have a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China (R.O.C.) for our employees located in Taiwan, covering substantially all full-time employees for services provided prior to July 1, 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on July 1, 2005. Under the defined benefit pension plan, employees are entitled to a lump sum retirement benefit upon retirement equivalent to the aggregate of 2 months’ pensionable salary for each of the first 15 years of service and 1 month’s pensionable salary for each year of service thereafter subject to a maximum of 45 months’ pensionable salary. The pensionable salary is the monthly average salary or wage of the final six months prior to approved retirement.

We use a December 31 measurement date for our defined benefit pension plan. As of December 31, 2011 and 2012, the accumulated benefit obligation amounted to $169 thousand and $429 thousand, respectively, and the funded status of accrued pension liability (prepaid pension) amounted to $(68) thousand (recorded in other long-term assets for $239 thousand and accrued pension liabilities for $171 thousand) and $281 thousand, respectively. The fair value of plan assets amounted to $263 thousand and $291 thousand as of December 31, 2011 and 2012, respectively. The accumulated other comprehensive income amounted to $308 thousand and $2 thousand as of December 31, 2011 and 2012, respectively. The net periodic benefit cost (income) for 2010, 2011 and 2012 amounted to $12 thousand, $(18) thousand and $30 thousand, respectively.

We have contributed an amount equal to 2 percent of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. Our Company makes pension payments from our account in the Fund unless the Fund is insufficient, in which case we make payments from internal funds as payments become due. We seek to maintain a normal, highly liquid working capital balance to ensure payments are made timely.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

We expect to make a contribution of $8 thousand to the Fund in 2013. We do not expect to make any benefit payments through 2020.

Defined Contribution Pension Plans

We have provided defined contribution plans for employees located in Taiwan, the PRC, Hong Kong and Singapore. Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company has a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6 percent of an employee’s monthly salary and wage and up to the maximum amount of NT$9 thousand (approximately $310), to each of the eligible employees’ individual pension accounts at the Bureau of Labor Insurance each month. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

PRC

All PRC employees participate in employee social security plans, including pension and other welfare benefits, which are organized and administered by governmental authorities. We have no other substantial commitments to employees. The premiums and welfare benefit contributions that should be borne by our Company are calculated in accordance with relevant PRC regulations, and are paid to the labor and social welfare authorities.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Hong Kong

According to the relevant Hong Kong regulations, we provide a contribution plan for the eligible employees in Hong Kong. We must contribute at least 5 percent of the employees’ total salaries. For this purpose, the monthly relevant contribution to their individual contribution accounts is subject to a cap of HK$1.25 thousand (approximately $161). After the termination of employment, the benefits still belong to the employees in any circumstances.

Singapore

In accordance with Singapore regulations, through July 2012 we made contributions to the Singapore Central Provident Fund Scheme, a defined contribution pension plan, for eligible employees. We contributed 14.5 percent of the employees’ gross salaries, subject to a cap of SG$5 thousand (approximately $4,000). We have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and preceding financial years.

The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2010, 2011, and 2012 were $1.0 million, $896 thousand, and $585 thousand, respectively.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 21.	OTHER LIABILITIES – OTHER

Other liabilities consist of the following:

	December 31
(in US$ thousands)	2011	2012
Deferred tax liabilities (Note 25)	$1,006	$561
Other	9	12

	$1,015	$573

NOTE 22.	SUBSIDIARY PREFERRED SHARES

In connection with our acquisition of a controlling financial interest in IAHGames, we had assumed Class A preferred shares, which were owned by the noncontrolling shareholders. As of December 31, 2011 and August 15, 2012 when we deconsolidated IAHGames, these Class A preferred shares were valued at $1.8 million and $1.3 million, respectively, and both represented 8.9 percent of IAHGames’ accumulated voting interest. The holder of the Class A preferred shares was entitled to cumulative dividends at 10 percent per annum. The preferred shares were redeemable at the holder’s option at any time after the expiration of certain licensed games, and were convertible into ordinary shares at any time. Pursuant to agreements entered into in connection with our acquisition of IAHGames in July 2010, all Class A preferred shares were to be converted to ordinary shares of IAHGames at the acquisition date. The preferred shares were fully converted into ordinary shares by the closing date when we sold 60 percent of IAHGames. (See Note 6, “Divestitures”, for additional information.)

As the redemption feature on the Class A preferred stock was not solely within the control of IAHGames, the amount was presented in the mezzanine section of the Consolidated Balance Sheet. Also, since the Class A preferred shares were never currently redeemable and it was not probable that they would become redeemable as a result of our acquisition of IAHGames, the subsequent adjustment for accretion was not required. However, the cumulative dividends and the reversal of dividends upon the conversion described above for these Class A preferred shares of $148 thousand, $321 thousand and $(469) thousand for the years ended December 31, 2010, 2011 and the period from January to July 31, 2012, respectively, are included as a component of “net income (loss) attributable to the noncontrolling interest” in the Consolidated Statement of Operations.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 23.	EQUITY

In accordance with Singapore law, our Company’s common stock does not have a par value. In addition, we are not required to have a number of authorized common shares to be issued.

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2011 and 2012, the legal reserves of Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”), which represent a component of our consolidated accumulated deficit, were $3.0 million for each period. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.

Under PRC laws and regulations, there are certain foreign exchange restrictions on our Company’s PRC subsidiaries and VIE subsidiaries with respect to transferring certain of their net assets to our Company either in the form of dividends, loans or advances.

As of December 31, 2011 and 2012, our Company’s total restricted net assets, which include paid up capital of PRC subsidiaries and the net assets of VIE subsidiaries in which our Company has no legal ownership, were approximately $3.6 million and $1.5 million, respectively.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

On May 20, 2011, our board of directors approved an $11 million share repurchase program of GigaMedia’s common stock. Under the terms of the share repurchase program, GigaMedia could repurchase up to $11 million worth of its issued and outstanding shares during the period starting from June 1, 2011 to November 30, 2011. The repurchases could be made from time to time on the open market at prevailing market prices pursuant to a Rule 10b5-1 plan, subject to restrictions relating to volume, pricing and timing. The timing and extent of any repurchases depended upon market conditions, the trading price of GigaMedia’s shares and other factors. This share repurchase program was implemented in a manner consistent with market conditions, in the interests of our shareholders, and in compliance with GigaMedia’s securities trading policy and relevant Singapore and U.S. laws and regulations. During 2011, repurchases under this program amounted to approximately 5.6 million shares at a cost of $5.8 million. All of the shares repurchased under this program were cancelled by the end of 2011.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 24.	SHARE-BASED COMPENSATION

The following table summarizes the total stock-based compensation expense recognized in our Consolidated Statements of Income (Loss):

(in US$ thousands)	2010	2011	2012
Cost of online game and service revenues	$10	$—	$—
Product development & engineering expenses	18	—	—
Selling and marketing expenses	64	62	20
General and administrative expenses	2,922	1,103	159

Pre-tax stock-based compensation expense	3,014	1,165	179
Income tax benefit	(90)	(109)	(41)

Total stock-based compensation expense reported in continuing operations	$2,924	$1,056	$138

Total stock-based compensation expense reported in discontinued operations, net of tax	$—	$—	$—

There were no significant capitalized stock-based compensation costs at December 31, 2011 and 2012.

(a) Overview of Stock-Based Compensation Plans

2002 Employee Share Option Plan

At the June 2002 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2002 Employee Share Option Plan (the “2002 Plan”) under which up to three million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2002 Plan. The 2002 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2002 Plan is 10 years.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2004 Employee Share Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to seven million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2004 Plan is 10 years.

2006 Equity Incentive Plan

At the June 2006 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to one million common shares of our Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term for the options under the 2006 Plan is 10 years.

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to two million common shares of our Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term for the options under the 2007 Plan is 10 years.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2008 Equity Incentive Plan

At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Equity Incentive Plan (the “2008 Plan”) under which up to one million common shares of our Company have been reserved for issuance. The 2008 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2008 Plan. The maximum contractual term for the options under the 2008 Plan is 10 years.

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to two hundred thousand common shares of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, our Company would offer the shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of December 31, 2012, no shares have been subscribed by qualified employees under the 2008 ESPP.

2009 Equity Incentive Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to one and a half million common shares of our Company have been reserved for issuance. The 2009 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan. The maximum contractual term for the options under the 2009 Plan is 10 years.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to two hundred thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of December 31, 2012, no shares have been issued to employees under the 2009 ESPP.

2010 Equity Incentive Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Equity Incentive Plan (the “2010 Plan”) under which up to one million common shares of our Company have been reserved for issuance. The 2010 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2010 Plan. The maximum contractual term for the options under the 2010 Plan is 10 years.

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to two hundred thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. The 2010 ESPP is administered by a committee designated by the board of directors. As of December 31, 2012, no shares have been issued to employees under the 2010 ESPP.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2012.

Stock-Based compensation plan	Granted awards		Vesting schedule	Options’ exercise price	RSUs’ grant date fair value
2002 Plan	3,000,000		immediately upon granting	$0.79	—
2004 Plan	7,703,185	(1)	immediately upon granting to four years	$0.79~$2.55	—
2006 Plan	1,197,333	(2)	immediately upon granting to four years	$0.8101~$16.6	$2.91~$16.01
2007 Plan	3,205,217	(3)	immediately upon granting to four years	$1.2~$18.17	$2.47~$15.35
2008 Plan	1,000,000		immediately upon granting to six years	$2.47~$4.24	—
2009 Plan	2,500,000	(4)	immediately upon granting to four years	$0.955~$2.47	—
2010 Plan	1,600,000	(5)	three years	$0.8101~$1.05	—
2011 Plan	—		—	—	—

(1)	The granted awards, net of forfeited or canceled shares, were within reserved shares of seven million common shares.
(2)	The granted awards, net of forfeited or canceled shares, were within reserved shares of one million common shares.
(3)	The granted awards, net of forfeited or canceled shares, were within reserved shares of two million common shares.
(4)	The granted awards, net of forfeited or canceled shares, were within reserved shares of one and a half million common shares.
(5)	The granted awards, net of forfeited or canceled shares, were within reserved shares of one million common shares.

Options and Restricted Stock Units (“RSUs”) generally vest over the schedule described above. Certain RSUs provide for accelerated vesting if there is a change in control. All options and RSUs are expected to be settled by issuing new shares.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(b) Options

In 2010, 2011 and 2012, 200,500, 0 and 0 options were exercised, and cash received from the exercise of stock options was $0.2 million, $0 and $0, respectively, which resulted in no significant tax benefit realized on a consolidated basis.

Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees. The following table summarizes the assumptions used in the model for options granted during 2011 and 2012:

	2011	2012
Option term (years)	5.99	5.73
Volatility	58.89%~63.03%	59.76%~67.02%
Weighted-average volatility	59%	62%
Risk-free interest rate	2.14%~2.31%	0.885%~1.152%
Dividend yield	0%	0%
Weighted-average fair value of option granted	$0.60	$0.54

Option term. The expected term of the options granted represents the period of time that they are expected to be outstanding. Our Company estimates the expected term of options granted based on historical experience with grants and option exercises.

Expected volatility rate. An analysis of historical volatility was used to develop the estimate of expected volatility.

Risk-free interest rate. The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.

Expected dividend yield. The dividend yield is based on our Company’s current dividend yield.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Option transactions during the last three years are summarized as follows:

	2010		2011		2012
	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance at January 31	$2.36	7,689	$2.33	9,780	$2.13	9,493
Options granted	2.47	2,565	1.06	1,060	0.96	2,070
Options exercised	0.87	(201)	—	—	—	—
Options Forfeited /canceled /expired	5.66	(273)	2.72	(1,347)	1.74	(2,353)

Balance at December 31	$2.33	9,780	$2.13	9,493	$1.97	9,210	$3.90	890

Exercisable at December 31	$2.04	7,190	$2.19	7,754	$2.15	7,584	$2.69	882

Vested and expected to vest at December 31	$2.33	9,780	$2.13	9,493	$1.97	9,210	$3.90	890

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2012 and the fair value of the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2012. This amount changes based on the fair market value of GigaMedia’s stock. The total intrinsic value of options exercised for the years ended December 31, 2010, 2011, and 2012 were $0.3 million, $0, and $0, respectively.

As of December 31 2012, there was approximately $707 thousand of unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a period of 2.7 years.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

The following table sets forth information about stock options outstanding at December 31, 2012:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $1	6,211	2.87 years	Under $1	5,191
$1~$10	2,383	6.40 years	$1~$10	1,777
$10~$20	616	4.65 years	$10~$20	616

	9,210			7,584

(c) RSUs

Nonvested RSUs during 2011 and 2012 were as follows:

	2011		2012
	Number of units (in thousands)	Weighted- average grant date fair value	Number of units (in thousands)	Weighted- average grant date fair value
Nonvested at January 1	390	$10.99	—	$—
Granted	323	3.01	—	—
Vested	(80)	2.99	—	—
Forfeited	(633)	7.92	—	—

Nonvested at December 31	—	—	—	—

The fair value of RSUs is determined and fixed on the grant date based on our stock price. The fair value of RSUs granted during the years ended December 31, 2010, 2011 and 2012 was $0.3 million, $1.0 million and $0, respectively. The total fair value of RSUs vested during the years ended December 31, 2010, 2011 and 2012 was $1.0 million, $0.2 million and $0, respectively, which resulted in no significant tax benefit realized on a consolidated basis.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

As of December 31 2012, there was no unrecognized compensation cost related to nonvested RSUs. Our Company received no cash from employees as a result of employee stock award vesting and the forfeiture of RSUs during 2010, 2011 and 2012.

NOTE 25.	INCOME TAXES

Income (loss) from continuing operations before income taxes by geographic location is as follows:

(in US$ thousands )	2010	2011	2012
U.S. operations	$5,678	$(1,444)	$(418)
Non-U.S. operations	2,990	(66,191)	(12,507)

	$8,668	$(67,635)	$(12,925)

Income tax provision (benefit) from continuing operations by geographic location is as follows:

(in US$ thousands )	2010	2011	2012
U.S. operations	$4,992	$(616)	$23
Non-U.S. operations	2,268	371	648

	$7,260	$(245)	$671

The components of income tax provision (benefit) from continuing operations by taxing jurisdiction are as follows:

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

( in US$ thousands )	2010	2011	2012
U.S. Federal :
Current	$4,244	$(493)	$—
Deferred	20	—	—

	$4,264	$(493)	$—

U.S. State and Local :
Current	$617	$(123)	$23
Deferred	111	—	—

	$728	$(123)	$23

Non - U.S. :
Current	$2,032	$77	$602
Deferred	236	294	46

	$2,268	$371	$648

Total income tax provision (benefit)	$7,260	$(245)	$671

A reconciliation of our effective tax rate related to continuing operations to the statutory U.S. federal tax rate is as follows:

	2010	2011	2012
Federal statutory rate	34.00%	34.00%	34.00%
State and local—net of federal tax benefit	6.69%	5.45%	5.45%
Foreign tax differential	(88.75%)	(14.58%)	(15.77%)
Permanent differences	31.58%	(2.75%)	(19.30%)
Change in valuation allowance	52.73%	(21.70%)	(4.00%)
Tax effect of earnings for equity method investees and certain subsidiaries	42.72%	(0.02%)	(4.38%)
Other	4.79%	(0.06%)	(1.19%)

Effective rate	83.76%	0.34%	(5.19%)

In 2010, the primary reason for the increase in the income tax provision and the effective income tax rate was due to the sale of 60 percent of our gaming software and service business. (See Note 6, “Divestiture”, for additional information.) The income tax provision related to the sale of the gaming software and service business in 2010 was approximately $6.1 million, which represented approximately 70 percent of our income from continuing operations.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

The provision (benefit) for income taxes attributable to discontinued operations was $0 for each of the years ended December 31, 2010, 2011 and 2012, respectively.

Significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2011	2012
Net operating loss carryforwards	$9,901	$3,248
Loss on equity method investment	15,621	15,621
Share-based compensation	190	234
Impairment charges	97	177
Pension expense	29	26
Depreciation	111	37
Other	66	(61)

	26,015	19,282
Less: valuation allowance	(25,256)	(18,333)

Deferred tax assets—net	$759	$949

As of December 31, 2011 and 2012, $759 thousand and $840 thousand, respectively, of the net deferred tax assets were reported as current and included in other current assets on the balance sheet.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Significant components of our deferred tax liabilities consist of the following:

(in US$ thousands)	December 31
	2011	2012
Depreciation and amortization	$344	$255
Tax effect on undistributed earnings of equity method investees	662	306

Deferred tax liabilities	$1,006	$561

As of December 31, 2011 and 2012, $1.0 million and $561 thousand, respectively, of deferred tax liabilities were reported as non-current deferred tax liabilities and included in other liabilities.

A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2010, 2011 and 2012 are as follows:

(in US$ thousands)	2010	2011	2012
Balance at beginning of year	$1,068	$7,402	$25,256
Subsequent reversal/utilization of valuation allowance	(12)	(270)	(4)
Additions to valuation allowance	4,583	15,597	214
Divestitures	(874)	—	(7,026)
Acquisitions	2,624	2,491	—
Exchange differences	13	36	(107)

Balance at end of year	$7,402	$25,256	$18,333

In 2010, the valuation allowance on the deferred tax assets increased by $6.3 million to $7.4 million primarily due to the acquisition of IAHGames. IAHGames had successive losses in prior years and therefore we do not believe that sufficient objective, positive evidence existed at the date of our acquisition to conclude that the realization of the deferred tax assets that we acquired from IAHGames was more likely than not. We also provided a valuation allowance against deferred tax assets related to certain of our other subsidiaries, as they are not likely to be able to utilize all of their deferred tax assets based on their estimated future taxable income.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

In 2011, the valuation allowance on the deferred tax assets increased by $17.9 million to $25.3 million primarily due to the evaluation of the loss related to our investment in Mangas Everest. We provided a valuation allowance against the deferred tax asset related to our investment loss in Mangas Everest as we believe that the subsequent disposal of this investment will not likely offset the related deferred tax asset based on our estimation of any future disposal gain, as Mangas Everest has had successive losses, and therefore we do not believe that sufficient objective, positive evidence exists to conclude that the realization of the deferred tax asset related to our investment losses in Mangas Everest is more likely than not.

As of December 31, 2012, we had net operating loss carryforwards available to offset future income, amounting to $13.5 million. Below is the breakdown of the expiration of the net operating loss carryforwards in major jurisdictions:

Jurisdiction	Amount	Expiring year
Hong Kong	9,174	indefinite
Taiwan	4,333	2021

	13,507

Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, would not be deemed as remitted to Singapore and is therefore not taxable.

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding the effects of accrued interest) for the years 2010, 2011 and 2012 are as follows:

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in US$ thousands)	2010	2011	2012
Balance at beginning of year	$702	$1,667	$2,079
Acquisition of IAHGames	535	—	—
Increase for prior year tax positions	194	451	116
Increase for current year tax positions	323	—	—
Decrease due to settlement	(166)	—	—
Deconsolidation of IAHGames	—	—	(1,072)
Exchange differences	79	(39)	45

Balance at end of year	$1,667	$2,079	$1,168

As of December 31, 2010, 2011 and 2012, there were approximately $1.7 million, $2.1 million and $1.2 million of unrecognized tax benefits that if recognized would affect the effective tax rate.

Interest and penalties related to income tax liabilities are included in income tax expense. In 2010, 2011 and 2012, there were no significant interest and penalties recognized in income tax expense.

Our major tax jurisdictions are located in Taiwan, the PRC, and Singapore. As of December 31, 2012, the income tax filings under tax jurisdictions located in Taiwan have been examined for the years through 2008 and for 2010, but we have filed appeals for the 2006, 2007 and 2008 tax filings. Our Company also files income tax returns in the United States federal and state jurisdictions. The tax authority in the U.S. is currently examining the 2012 tax filing.

In 2010, 2011 and 2012, our unrecognized tax benefits were related to research and development credits and were also related to amortization of goodwill and intangible assets resulting from the acquisition of FunTown. For research and development credits, these unrecognized tax benefits were settled with tax authorities though the 2008 tax filings. For amortization of goodwill and intangible assets resulting from the acquisition of FunTown, the income tax authority has made decisions on the amortization for our 2006, 2007 and 2008 tax filings. We have filed appeals against the unfavorable parts of the decision regarding these amortization adjustments, appending further response from the tax authority.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

In 2010 and 2011, our unrecognized tax benefits increased due to the acquisition of IAHGames. These unrecognized tax benefits primarily related to certain related party transactions.

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons such as current year tax positions, expiration of statutes of limitations, litigation, legislative activity, or other changes in facts regarding realizability. However, at this time, an estimate of the potential range of change cannot be reasonably made.

NOTE 26.	RELATED-PARTY TRANSACTIONS

In 2010 and 2011, to support our current operations we had short-term indebtedness from Waterland Financial Holdings (“Waterland”), a key manager of which was one of our directors. The largest amounts of outstanding short-term indebtedness to Waterland during the years ended December 31, 2010 and 2011 were $1.5 million and $1.7 million, respectively. As of December 31, 2011 and 2012, we did not have any indebtedness owed to Waterland.

We, through IAHGames, made an equity investment in Monsoon in connection with our acquisition of IAHGames with effect from July 1, 2010. In 2010, prior to our acquisition, IAHGames loaned $5.0 million to Monsoon to support Monsoon’s current operations at interest of 7 percent per annum. In addition, from September to December 2010, we loaned an additional $5.1 million to Monsoon to support its operation at an interest rate of 7 percent per annum. The largest amount outstanding to Monsoon from July 1, 2010 through August 31, 2011, after which we began to consolidate Monsoon, was $10.3 million. As of August 31, 2011, the balance of this loan receivable was $3.2 million, after being reduced in connection with absorbing additional losses of Monsoon as discussed in more detail in Note 16, “Investments”.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

During 2011, our Company entered into loan agreements in the aggregate of $5.2 million with Mangas Everest, with interest rates of 3 percent per annum. As of December 31, 2011, the balance of this loan receivable was nil after being reduced in connection with absorbing additional losses of Mangas Everest (as discussed in more detail in Note 16, “Investments”) and considering the financial status of Mangas Everest, from which we do not expect to collect all principal and interest. We also reversed the interest recognized previously on these loans and ceased to recognize interest income going forward.

NOTE 27.	COMMITMENTS AND CONTINGENCIES

Commitments

(a) Operating Leases

We rent certain properties which are used as office premises under lease agreements that expire at various dates through 2016. The following table sets forth our future aggregate minimum lease payments required under these operating leases, as of December 31, 2012:

(in US$ thousands)	Amount
2013	$930
2014	798
2015	681
2016	114

$2,523

Rental expense for operating leases amounted to $3.0 million, $2.5 million and $1.8 million for the years ended December 31, 2010, 2011 and 2012, respectively.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(b) License Agreements

We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. The following table summarizes the committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2012.

(in US$ thousands)	License fees	Minimum guarantees against future royalties	Total
Minimum required payments:
In 2013	$189	$100	$289
After 2013	5,700	1,500	7,200

	$5,889	$1,600	$7,489

The initial minimum guarantees against future royalties and license fees are not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements. The remaining minimum guarantees are generally required to be paid within three years subsequent to the commercial release dates of the licensed games.

(c) Guaranty

In 2008, Cambridge Interactive Development Corp. (“CIDC”), a then wholly owned subsidiary of GigaMedia, entered into a lease agreement (the “CIDC Lease”) for an office in Delaware. The term of the CIDC Lease is for the period from October 1, 2008 through September 30, 2014. Pursuant to the CIDC Lease, CIDC deposited $689,789 with a bank in exchange for a letter of credit issued by the bank (the “CIDC L/C”) and GigaMedia’s guaranty of all of CIDC’s obligations under the CIDC Lease.

In July 2012, we entered into an agreement with BEG to sell and assign our remaining ownership interest in Mangas Everest (including the CIDC lease) (the “Mangas Agreement”). Pursuant to the Mangas Agreement, BEG was to use all its reasonable efforts to procure the cancellation and return of the CIDC L/C to GigaMedia and the landlord’s release of GigaMedia’s lease guaranty by September 30, 2012; and unless and until BEG procures the cancellation and return of the CIDC L/C and landlord’s release of GigaMedia’s lease guaranty, BEG is obligated to indemnify and hold GigaMedia (and any Affiliate thereof) harmless from any and all losses, costs and expenses that may be borne by GigaMedia (and any Affiliate thereof) arising under or in connection with the CIDC L/C and/or GigaMedia’s lease guaranty.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

In accordance with the Mangas Agreement, BEG procured that the bank cancel the CIDC L/C and issue to BEG a new letter of credit under the same terms and conditions as the CIDC L/C. BEG, however, did not obtain the landlord’s consent to release us from our lease guaranty within the allotted time. BEG’s major shareholders, therefore, issued a separate guaranty to us wherein they are obligated to indemnify and hold GigaMedia (and any Affiliate thereof) harmless from any and all losses, costs and expenses arising under or in connection with the CIDC Lease. GigaMedia’s commitment amount under this lease guaranty will be reduced as Mangas Everest’s subsidiary who assumed the CIDC Lease makes its monthly rental payments. The leasee is current on its monthly payments through March 2013.

Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business. We believe the ultimate liabilities with respect to these actions will not have a material adverse effect on our financial condition, results of operations or cash flows

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 28.	SEGMENT INFORMATION

Segment data

We have identified two reportable segments: an online gaming software and service business segment (through July 31, 2012) and an Asian online game and service business segment. The online gaming software and service business segment mainly derives its revenues from developing and licensing online games of chance and skill. Subsequent to the sale transaction with BEG through our disposal of this investment in July 2012, we accounted for our 40 percent percentage ownership interest in our gaming software and service business under the equity method accounting, and record gains or losses from our equity method investment in one line on our Consolidated Statement of Operations. The Asian online game and service business segment mainly derives its revenues from recognizing the usage of game playing time or in-game items by the end-users. Our new cloud computing service business described in Note 1 has not met any of the quantitative thresholds required to be reportable.

Our management relies on an internal management reporting process that provides revenue and segment information for making financial decisions and allocating resources. The results are based on our method of internal reporting and are not necessarily in conformity with GAAP. Management measures the performance of each segment based on several metrics, including revenues and income or loss from operations.

Financial information for each reportable segment was as follows as of and for the years ended December 31, 2010, 2011, and 2012:

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in US$ thousands)	Gaming software and service	Asian online game and service	Total
2010:
Segment profit or loss:
Net revenue from external customers	$25,820	$38,862	$64,682

Income (loss) from operations	$78	$(31,554)	$(31,476)

Share-based compensation	$80	$342	$422

Impairment loss on prepaid licensing fees and intangible assets	$—	$2,200	$2,200

Impairment loss on property, plant and equipment	$—	$278	$278

Impairment loss on goodwill	$—	$2,255	$2,255

Impairment loss on deconsolidation of T2CN	$—	$22,234	$22,234

Interest income	$83	$438	$521

Interest expense	$1	$59	$60

Foreign exchange gain (loss)	$(29)	$91	$62

Loss on equity method investments—net	$9,768	$11,002	$20,770

Impairment loss on marketable securities and investments	$—	$4,677	$4,677

Depreciation	$—	$1,556	$1,556

Amortization, including intangible assets	$—	$2,696	$2,696

Income tax expense	$6,445	$1,118	$7,563

Segment assets:
Equity method investments	$44,472	$20,923	$65,395

Additions to property, plant and equipment	$1,209	$1,534	$2,743

Additions to intangible assets	$1,198	$1,114	$2,312

Additions to goodwill	$—	$12,188	$12,188

Total assets	$168,671	$76,679	$245,350

The reconciliation of the segment information to GigaMedia’s consolidated information was not included in the above table, as it is provided below in detail.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in US$ thousands)	Gaming software and service	Asian online game and service	Total
2011:
Segment profit or loss:
Net revenue from external customers	$—	$34,367	$34,367

Loss from operations	$(204)	$(10,931)	$(11,135)

Share-based compensation	$—	$308	$308

Impairment loss on intangible assets	$—	$2,583	$2,583

Impairment loss on prepaid licensing and royalty fees	$—	$247	$247

Impairment loss on goodwill	$—	$5,097	$5,097

Interest income	$—	$492	$492

Interest expense	$55	$(50)	$5

Foreign exchange gain (loss)	$6	$(282)	$(276)

Loss (gain) on equity method investments— net	$49,715	$(1,846)	$47,869

Impairment loss on marketable securities and investments	$—	$13,327	$13,327

Depreciation	$—	$1,790	$1,790

Amortization, including intangible assets	$—	$2,251	$2,251

Income tax (benefit) expense	$(934)	$859	$(75)

Segment assets:
Equity method investments	$—	$7,615	$7,615

Additions to property, plant and equipment	$—	$487	$487

Additions to intangible assets	$—	$1,271	$1,271

Additions to goodwill	$—	$1,049	$1,049

Total assets	$4,757	$126,038	$130,795

The reconciliation of the segment information to GigaMedia’s consolidated information was not included in the above table, as it is provided below in detail.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in US$ thousands)	Gaming software and service	Asian online game and service	Total
2012:
Segment profit or loss:
Net revenue from external customers	$—	$27,470	$27,470

Income (loss) from operations	$7	$(12,271)	$(12,264)

Share-based compensation	$—	$199	$199

Impairment loss on intangible assets	$—	$15	$15

Impairment loss on prepaid licensing and royalty fees	$—	$702	$702

Impairment loss on goodwill	$—	$12,489	$12,489

Contract termination costs	$—	$49	$49

Interest income	$1	$9	$10

Interest expense	$10	$44	$54

Foreign exchange gain (loss)	$(82)	$55	$(27)

Gain on equity method investments— net	$—	$234	$234

Impairment loss on marketable securities and investments	$—	$1,193	$1,193

Depreciation	$—	$1,059	$1,059

Amortization, including intangible assets	$—	$2,181	$2,181

Income tax expense	$37	$710	$747

Segment assets:
Equity method investments	$—	$5,223	$5,223

Additions to property, plant and equipment	$—	$318	$318

Additions to intangible assets	$—	$1,679	$1,679

Total assets	$3,685	$78,613	$82,298

The reconciliation of the segment information to GigaMedia’s consolidated information was not included in the above table, as it is provided below in detail.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

The reconciliations of segment information to GigaMedia’s consolidated totals are as follows:

(in US$ thousands)	2010	2011	2012
Income (loss) from operations:
Total segments	$(31,476)	$(11,135)	$(12,264)
Adjustment*	(16,220)	(8,794)	(8,310)

Total GigaMedia consolidated	$(47,696)	$(19,929)	$(20,574)

Share-based compensation
Total segments	$422	$308	$199
Adjustment*	2,592	857	(20)

Total GigaMedia consolidated	$3,014	$1,165	$179

Impairment loss on intangible assets:
Total segments	$1,330	$2,583	$15
Adjustment*	—	—	—

Total GigaMedia consolidated	$1,330	$2,583	$15

Impairment loss on prepaid licensing and royalty fees:
Total segments	$870	$247	$702
Adjustment*	—	—	—

Total GigaMedia consolidated	$870	$247	$702

Impairment loss on property, plant and equipment:
Total segments	$278	$—	$—
Adjustment*	—	—	—

Total GigaMedia consolidated	$278	$—	$—

Interest income:
Total segments	$521	$492	$10
Adjustment*	435	270	273

Total GigaMedia consolidated	$956	$762	$283

Interest expense:
Total segments	$60	$5	$54
Adjustment*	310	421	193

Total GigaMedia consolidated	$370	$426	$247

Gain on sales of marketable securities:
Total segments	$—	$6,299	$5,665
Adjustments*	—	—	—

Total GigaMedia consolidated	$—	$6,299	$5,665

Foreign exchange gain (loss):
Total segments	$62	$(276)	$(27)
Adjustments*	(668)	(89)	461

Total GigaMedia consolidated	$(606)	$(365)	$434

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(in US$ thousands)	2010	2011	2012
Impairment loss on marketable securities and investments:
Total segments	$4,677	$13,327	$1,193
Adjustment*	—	—	—

Total GigaMedia consolidated	$4,677	$13,327	$1,193

Depreciation:
Total segments	$1,556	$1,790	$1,059
Adjustments*	536	290	165

Total GigaMedia consolidated	$2,092	$2,080	$1,224

Amortization:
Total segments	$2,696	$2,251	$2,181
Adjustments*	83	63	23

Total GigaMedia consolidated	$2,779	$2,314	$2,204

Income tax expense (benefit):
Total segments	$7,563	$(75)	$747
Adjustments*	(303)	(170)	(76)

Total GigaMedia consolidated	$7,260	$(245)	$671

Additions to property, plant and equipment:
Total segments	$2,743	$487	$318
Adjustments**	1,041	281	111

Total GigaMedia consolidated	$3,784	$768	$429

Additions to intangible assets:
Total segments	$2,312	$1,271	$1,679
Adjustments**	5	3	—

Total GigaMedia consolidated	$2,317	$1,274	$1,679

Total assets:
Total segments	$245,350	$130,795	$82,298
Adjustment**	22,239	60,911	58,096

Total GigaMedia consolidated	$267,589	$191,706	$140,394

*	Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment.
**	Adjustment items include total corporate assets, discontinued operations and eliminations.

Major Customers

No single customer represented 10 percent or more of GigaMedia’s total net revenues in any period presented.

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

Geographic Information

Revenues by geographic area are attributed by country of the server location. Revenue from unaffiliated customers by geographic region is as follows:

(in US$ thousands)
Geographic region / country	2010	2011	2012
Canada	$25,820	$—	$—
Taiwan	19,449	21,214	18,744
PRC	9,885	—	—
Hong Kong	4,026	5,061	4,703
Singapore	3,702	4,150	2,004
Malaysia	1,603	2,228	1,550
Thailand	—	1,447	204
Others	197	267	265

	$64,682	$34,367	$27,470

Net long-lived assets by geographic region are as follows:

(in US$ thousands)	December 31,
Geographic region / country	2010	2011	2012
Taiwan	$3,130	$2,375	$1,932
PRC	921	763	—
Hong Kong	213	107	17
Singapore	902	551	—
Malaysia	20	—	—
Thailand	—	380	—
Other	115	112	—

	$5,301	$4,288	$1,949

GIGAMEDIA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

NOTE 29.	SUBSEQUENT EVENT

On April 17, 2013, we entered into a settlement agreement (the “Settlement Agreement”) with IAHGames, IAHGames’ management, and MCIL. Pursuant to the terms of the Settlement Agreement, either IAHGames or IAHGames’ management is to pay us $2,258 thousand, which includes interest, to fulfill IAHGames’ obligation under the Spring Asia Share Purchase Agreement executed in July 2012. In addition, pursuant to the terms of the Settlement Agreement, MCIL is to purchase all of our remaining shares in IAHGames for $1,000 thousand, pursuant to MCIL’s April 15, 2013 exercise of a call option which was included within the IAH Share Purchase Agreement executed in July 2012. The payment date for the transactions outlined in the Settlement Agreement was agreed by the parties to occur in early May 2013.